Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(1)  CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE;

(2)  PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION; AND

(3)  SUPPLEMENTAL NOTICE OF EGM AND NOTICES OF CLASS MEETINGS

Independent financial adviser to the Independent Board Committee and Independent Shareholders

A letter from the Board is set out on pages 5 to 21 of this circular. A letter from the Independent Board Committee is set out on pages 22 to 23 of this circular. A letter from the independent financial adviser to the Independent Board Committee and Independent Shareholders, is set out on pages 24 to 47 of this circular.

Supplemental notice convening the EGM and notices convening the Class Meetings to be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC on Friday, 27 December 2019 are set out on pages EGM-1 to EGM-16 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (in case of holders of H shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

12 November 2019

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“A Share Issuance”	the proposed issuance of new A Shares to CSAH pursuant to the A Shares Subscription Agreement pursuant to the Specific Mandate

“A Shares Subscription Agreement”	the subscription agreement dated 30 October 2019 and entered into between CSAH and the Company under which CSAH agreed to subscribe for, and the Company agreed to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) at the A Share Subscription Price

“A Share Subscription Price”	the subscription price for new A Shares under the A Shares Subscription Agreement, which shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new A Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associates”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of directors of the Company

“CAACCS”	Civil Aviation Administration of China Central and Southern Regional Administration

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Class Meetings”	collectively, the class meeting for holders of A Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of holders of A Shares for the purpose of, among others, approving the A Share Issuance

DEFINITIONS

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed thereto under the Listing Rules

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“EGM”	the second extraordinary general meeting of 2019 of the Company to be convened on Friday, 27 December 2019 and held for the purpose of, among other things, approving the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“General Mandate”	the approval granted by the shareholders of the Company by way of special resolution passed at the Company’s 2018 annual general meeting held on 26 June 2019, which authorised the Board to allot and issue not more than 1,720,144,617 A Shares and 733,289,839 H Shares, representing 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution in accordance with rule 19A.38 of the Listing Rules

“Group”	the Company and its subsidiaries

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“H Share Issuance”	the proposed issuance of new H Shares to Nan Lung pursuant to the H Shares Subscription Agreement under the General Mandate

“H Shares Subscription Agreement”	the subscription agreement dated 30 October 2019 and entered into between Nan Lung and the Company under which Nan Lung agreed to subscribe for, and the Company agreed to allot and issue not more than 613,358,614 new H Shares (including 613,358,614 H Shares) at the H Share Subscription Price

DEFINITIONS

“H Share Subscription Price”	the subscription price for new H Shares under the H Shares Subscription Agreement, which shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new H Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company, and which shall not be lower than a price determined as the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 30 October 2019), and (ii) the average closing price of the H Shares in the 5 trading days immediately prior to the date of such Board’s approval

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Financial Adviser”	TUS Corporate Finance Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Shareholders”	the Shareholders, other than CSAH and its associates

“Latest Practicable Date”	7 November 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH

“Price Benchmark Date”	the first day of the issuance period of the new A Shares or the new H Shares (as the case may be)

“Proposed Share Issuance”	collectively, the A Share Issuance and the H Share Issuance

DEFINITIONS

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Share Subscription Agreements”	collectively, the A Shares Subscription Agreement and the H Shares Subscription Agreement

“Specific Mandate”	the specific mandate to be granted by the Shareholders to the Board in relation to the A Share Issuance

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

Directors:	Registered address:
Unit 301, 3/F, Office Tower
Executive Directors:	Guanhao Science Park Phase I
Wang Chang Shun (Chairman of the Board)	12 Yuyan Street, Huangpu District
Ma Xu Lun (Vice Chairman of the Board and President)	Guangzhou
Han Wen Sheng	PRC 510530

Independent Non-Executive Directors:
Zheng Fan
Gu Hui Zhong
Tan Jin Song
Jiao Shu Ge

Supervisors:
Li Jia Shi (Chairman of the Supervisory Committee)
Lin Xiao Chun
Mao Juan

12 November 2019

To the Shareholders

Dear Sir or Madam,

(1)  CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE;

(2)  PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION; AND

(3)  SUPPLEMENTAL NOTICE OF EGM AND NOTICES OF CLASS MEETINGS

I.	INTRODUCTION

Reference is made to the announcement of the Company dated 30 October 2019 in relation to, among others, the Proposed Share Issuance and the proposed amendments to the Articles of Association. The purpose of this circular is, among other things, to provide you with more information in relation to the aforesaid matters, to enable you to make an informed decision on whether to vote for or against the resolutions at the EGM and the Class Meetings.

LETTER FROM THE BOARD

II.	CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

On 30 October 2019, the Board proposed to put forward to the EGM and the Class Meetings to approve and authorise the Board to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH at the A Share Subscription Price, and enter into the A Shares Subscription Agreement with CSAH, pursuant to which CSAH proposed to subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB16,800.00 million (including RMB16,800.00 million), which will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings.

On 30 October 2019, the Board also proposed to put forward to the EGM to approve the connected transaction in relation to the issuance of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price and to enter into the H Shares Subscription Agreement with Nan Lung. The total funds to be raised from the proposed H Share Issuance will be not more than HK$3,500.00 million (including HK$3,500.00 million), which will be utilised to supplement the general working capital of the Company.

The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

The new A Shares to be issued under the A Share Issuance will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings, and the new H Shares to be issued under the H Share Issuance will be issued pursuant to the General Mandate and shall be subject to approval by the Independent Shareholders at the EGM.

1.	A Share Issuance

The Board proposed to put forward to the EGM and the Class Meetings to approve and authorise, inter alia, the Board to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) (representing not more than 20% of the existing number of issued Shares as at the Latest Practicable Date) to CSAH at the A Share Subscription Price by way of non-public issue, and the total issue size of not more than RMB16,800.00 million (including RMB16,800.00 million).

The Price Benchmark Date of the A Share Subscription Price shall be the first day of the issuance period of the new A Shares and therefore could not be determined as at the Latest Practicable Date.

The validity period of the resolutions in respect of the A Share Issuance is 12 months from the passing of the resolutions with respect to the A Share Issuance at the EGM and the Class Meetings.

A Shares Subscription Agreement

CSAH entered into the A Shares Subscription Agreement with the Company, pursuant to which, the Company will issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) and CSAH will at the A Share Subscription Price, subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. The final number of shares to be issued will be counted to single digit (rounded down to the nearest whole number).

LETTER FROM THE BOARD

Date

30 October 2019

Parties

(1)	The Company, as the issuer.

(2)	CSAH, as the subscriber.

Number of new A Shares to be issued

The Company will issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) and CSAH will subscribe for not more than 2,453,434,457 new A Shares. Such new A Shares represent approximately 20% of the existing number of issued Shares as at the Latest Practicable Date.

The number of the new A Shares to be issued under the A Shares Subscription Agreement will be adjusted in case of ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the date of the announcement regarding the Proposed Share Issuance (i.e. 30 October 2019) to the date of issuance of such new A Shares. The adjustment formula is set out as follows:

Q1 = Q0 × (1 + N)

whereas Q1 represents the number of Shares to be issued after adjustment, Q0 represents the maximum number of Shares to be issued before adjustment, and N represents the number of bonus shares per Share or the number of Shares resulting from the capitalization of capital reserve to be issued for each Share or the number of rights shares to be issued for each Share.

Lock-up period

The new A Shares to be subscribed by CSAH shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of the issuance thereof.

LETTER FROM THE BOARD

A Share Subscription Price

The A Share Subscription Price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new A Shares, and (ii)the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date for the new A Shares equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date for the new A Shares divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date for the new A Shares. The closing price of each A Share quoted on the Shanghai Stock Exchange on 30 October 2019, being the date the A Shares Subscription Agreement, was RMB6.64.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the 20 trading days preceding the Price Benchmark Date for the new A Shares leading to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The A Share Subscription Price will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Price Benchmark Date for the new A Shares to the date of issuance of such new A Shares. The abovementioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 +A × K)/(1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D +A × K)/ (1 + K + N)

LETTER FROM THE BOARD

whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares to be issued for each Share, and A represents the subscription price of the rights shares.

The aggregate subscription consideration shall be satisfied in cash by CSAH.

After the conditions precedent set out below have all been satisfied, CSAH agreed to subscribe for the new A Shares to be issued pursuant to the Company’s notice and the A Shares Subscription Agreement and to transfer the subscription consideration that are to be satisfied in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The A Shares Subscription Agreement shall take effect after being executed by the legal or authorised representatives and chopped with the official seals of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approvals at the EGM and the Class Meetings of the A Share Issuance have been obtained;

(2)	the approval by the board of directors of CSAH or the regulatory authority stipulated in the articles of CSAH of the subscription of the new A Shares by CSAH has been obtained; and

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the entities having supervision and administration duties regarding state owned assets, CSRC and CAACCS, for the A Share Issuance contemplated under the A Shares Subscription Agreement have been obtained.

The Company and CSAH are required to use their best efforts to make or cause to make necessary further action to fulfil the above conditions and A Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the A Share Issuance and an extension has not been granted by passing of the relevant shareholders’ resolution, the A Shares Subscription Agreement shall cease to be of any effect and the Company and CSAH shall have no claims against each other save in respect of claims arising out of any antecedent breach of the A Shares Subscription Agreement. In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the A Share Issuance but an extension has been granted by passing of the relevant shareholders’ resolution, the A Shares Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant shareholders’ resolution in relation to the extension granted.

LETTER FROM THE BOARD

Completion

The completion of the A Shares Subscription Agreement will take place when the Shanghai branch of the China Securities Depository and Clearing Corporation Limited confirms that the new A Shares to be subscribed by CSAH have been fully subscribed by CSAH and the registration has been completed.

2.	H Share Issuance

H Shares Subscription Agreement

On 30 October 2019, Nan Lung (a wholly-owned subsidiary of CSAH) entered into the H Shares Subscription Agreement with the Company, pursuant to which, Nan Lung shall, at the H Share Subscription Price, subscribe in cash for not more than 613,358,614 new H Shares (including 613,358,614 H Shares), raising gross proceeds of not more than HK$3,500.00 million (including HK$3,500.00 million).

Date

30 October 2019

Parties

(1)	The Company, as the issuer.

(2)	Nan Lung, a wholly-owned subsidiary of CSAH, as the subscriber.

Number of new H Shares to be issued

The Company will issue and Nan Lung will subscribe for not more than 613,358,614 new H Shares (including 613,358,614 H Shares) under the General Mandate. Such new H Shares represent approximately 5% of the existing number of issued Shares as at the Latest Practicable Date.

Lock-up period

The new H Shares to be subscribed for by Nan Lung shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of the issuance thereof except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period described immediately above until expiry of such lock-up period. If the respective requirements of the CSRC and the stock market where the Company is listed regarding the lock-up period are different from the terms of the H Shares Subscription Agreement, Nan Lung should comply with the respective requirements of the CSRC and the stock market where the Company is listed.

LETTER FROM THE BOARD

During the abovementioned lock-up period, if Nan Lung creates a charge or any other security interests over all or part of the new H Shares Nan Lung would obtain pursuant to the proposed H Share Issuance, and where creation of such charge or security interests would necessitate a transfer of the mentioned new H Shares, Nan Lung warrants that the transferee would be subject to the same lock-up period described above.

H Share Subscription Price

The H Share Subscription Price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new H Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Price Benchmark Date for the new H Shares. In addition, the H Share Subscription Price shall not be lower than a price determined as the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 30 October 2019), and (ii) the average closing price of the H Shares in the 5 trading days immediately prior to the date of such Board’s approval. The average trading price of the H Shares in the 20 trading days preceding the Price Benchmark Date for the new H Shares equals to the total trading amount of H Shares traded in the 20 trading days preceding the Price Benchmark Date for the new H Shares divided by the total volume of H Shares traded in the 20 trading days preceding the Price Benchmark Date for the new H Shares.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period of the 20 trading days preceding the Price Benchmark Date for the new H Shares leading to an adjustment of the trading price of the H Shares, the trading prices of the H Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The abovementioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex- right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

LETTER FROM THE BOARD

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 +A × K)/(1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D +A × K)/ (1 + K + N)

whereas P0 represents the issue price before adjustment, P1 represents the adjusted issue price, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares to be issued for each Share, and A represents the subscription price of the rights shares.

Pursuant to the above-mentioned mechanism to determine the H Share Subscription Price, the closing price of the H Shares on the date of the H Shares Subscription Agreement was HK$4.880, and the average closing price of the H Shares in the 5 trading days immediately prior to the date of the H Shares Subscription Agreement was HK$4.824. Therefore, the H Share Subscription Price would not be lower than HK$4.880 per H Share.

For illustrative purposes only, the minimum subscription price for the new H Shares to be allotted and issued pursuant to the H Share Issuance represents:

(a)	no premium over or discount to the closing price of HK$4.880 per H Share quoted on the Stock Exchange on the date of the H Shares Subscription Agreement;

(b)

a premium of approximately 1.16% over the average closing price of HK$4.824 per H Share as quoted on the Stock Exchange for the 5 trading days immediately prior to the date of the H Shares Subscription Agreement; and

LETTER FROM THE BOARD

(c)

a premium of approximately 0.45% over the average closing price of HK$4.858 per H Share as quoted on the Stock Exchange for the 10 trading days immediately prior to the date of the H Shares Subscription Agreement.

In addition, as at 31 December 2018, the audited net asset value per Share (ex- dividend) was RMB5.27.

After the conditions precedent set out below have all been satisfied, Nan Lung agreed to subscribe for the new H Shares to be issued pursuant to the Company’s notice and the H Shares Subscription Agreement and to transfer the subscription consideration that are to be satisfied in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The H Shares Subscription Agreement shall take effect after being executed by the legal or authorised representatives of both parties, as well as the satisfaction of the following conditions:

(1)	the respective approvals of the Board and of the Shareholders at the EGM of the H Share Issuance have been obtained;

(2)	the approvals by the respective boards of directors of Nan Lung and CSAH of the subscription of new H Shares by Nan Lung under the H Share Issuance have been obtained;

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the entities having supervision and administration duties regarding state owned assets, CSRC, CAACCS and the Stock Exchange, for the H Share Issuance contemplated under the H Shares Subscription Agreement have been obtained; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

Both parties, the Company and Nan Lung, are required to use their best efforts to make or cause to make necessary further action to fulfil the above conditions and the H Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within the validity period of the shareholders’ resolution approving the H Share Issuance (or the validity period of an extension granted by passing of the relevant shareholders’ resolution regarding the H Share Issuance), the H Shares Subscription Agreement shall cease to be of any effect and the Company and CSAH shall have no claims against each other save in respect of claims arising out of any antecedent breach of the H Shares Subscription Agreement.

LETTER FROM THE BOARD

Completion

The completion of the H Shares Subscription Agreement will take place after the H Share Issuance. The Company and Nan Lung shall attend to and complete the registration procedures at the relevant registration authority after completion of the transaction under the H Shares Subscription Agreement.

3.	Authorisation to the Board to Complete Matters Relating to the Proposed Share Issuance

In order to ensure the smooth implementation of the relevant matters relating to the A Share Issuance and the H Share Issuance, and pursuant to the laws and regulations of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures on the Administration of Issuance of Securities by Listed Companies, the Listing Rules and the rules of any stock exchange as well as the relevant provisions of the Articles of Association, the Board has proposed to seek authorisation from the Board and its authorised representative(s) at the general meeting for all the powers necessary to proceed with the matters relating to the A Share Issuance and the H Share Issuance, including but not limited to:

(1)

that the Board be authorised to make appropriate adjustments to such plans as described above within the scope of the non-public issue of A Shares and the non-public issuance of H Shares as approved at the general meeting and the specific plans at the time of issuance, and in the event of changes in the policies of the relevant regulatory authorities in relation to the non-public issuance of shares or changes in the market conditions;

(2)

that the Board be authorised to determine the issue price and the amount of issuance to such target within the scope of the non-public issue of A Shares and the non-public issuance of H Shares as approved at the general meeting in accordance with regulatory requirements of the CSRC and other relevant regulatory department;

(3)

that the Board be authorised to amend, supplement, execute, submit, report and implement all the agreements or documents related to the non-public issue of A Shares and the non-public issuance of H Shares and the subscription, including but not limited to the subscription agreements and other documents required to the completion of the closing thereunder, all application documents submitted to the CSRC, all application documents or forms submitted to the Stock Exchange in relation to the listing of new shares, the written communications between the CSRC, the CAACCS, the Shanghai Stock Exchange and the Stock Exchange in relation to the issuance and the subscription (if any) of new shares as well as forms, letters and documents submitted to Shanghai branch of the China Securities Depository and Clearing Corporation Limited and Computershare Hong Kong Investor Services Limited;

LETTER FROM THE BOARD

(4)

that the Board be authorised to proceed with the share registration procedures, authorise Computershare Hong Kong Investor Services Limited to issue share certificate sealed by the Company for securities issue to the targeted subscriber for H Shares, do all appropriate and necessary acts within the scope of these terms of reference, make all necessary arrangement in relation to the new H Shares admitted to participate in CCASS, finalise A Share and H Share lock-up matters and complete the relevant industrial and commercial registration procedures (as applicable) after completion of the non-public issue of A Shares and the non-public issue of H Shares;

(5)

that the Board be authorised to make corresponding adjustments to the plans for non- public issue of A Shares and non-public issue of H Shares and the plan for use of proceeds, approve and execute any corresponding amendments to the share issue reporting documents relating to financial reporting and earnings forecast (if any) in accordance with the requirements of governing authority;

(6)

that the Board be authorised to execute all the documents relating to the non-public issue of A Shares and the non-public issue of H Shares and conduct other matters relating to the non-public issue of A Shares and the non-public issue of H Shares save for those matters required by the relevant laws and regulations and the Articles of Association to be approved at the shareholders’ meeting;

(7)

that within the scope of the use of proceeds raised and approved by the shareholders’ meeting, according to the actual progress of the fundraising investment project and the actual capital demand, adjust or decide the specific use arrangement of the proceeds raised and according to the actual progress of the projects and the operational needs, prior to the receipt of the proceeds raised, use the Company’s self-raised funds to implement the fundraising investment project of this offering first, and then replace the funds used after the proceeds raised are in place in accordance with the procedures prescribed by the relevant regulations; and make necessary adjustments to the fundraising investment projects according to the relevant laws and regulations, the requirements of the regulatory authorities and the market conditions;

(8)	that the Board be authorised to set up special account for proceeds;

(9)

that the Board be authorised to decide and engage professional intermediaries undertaking works in relation to the issuance, including but not limited to preparation and submission of documents in accordance with the regulatory requirements, decide to make payment therefor and other relevant matters;

(10)

that the Board be authorised to make decisions on and conduct all other matters relating to the non-public issue of A Shares and the non-public issue of H Shares in accordance with all applicable laws and regulations, as well as rules and requirements prescribed by relevant regulators, and

(11)	the authorisation shall be effective for a period of 12 months from the date of approval on the Letter of Authorisation at the general meeting.

LETTER FROM THE BOARD

On the basis of the abovementioned authorisation, the Board shall be approved to authorise any one executive director of the Company to decide, handle and deal with all matters relating to the A Share Issuance and the H Share Issuance.

III.	RANKING OF NEW A SHARES AND NEW H SHARES TO BE ISSUED UNDER THE PROPOSED SHARE ISSUANCE AND LOCK-UP PERIOD

The new A Shares to be issued pursuant to the A Shares Issuance will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that for the new A Shares to be issued to CSAH are subject to the lock-up period of 36 months.

The new H Shares to be issued pursuant to the H Shares Issuance will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that such new H Shares to be issued to Nan Lung are subject to the lock-up period of 36 months.

IV.	APPLICATION FOR LISTING

The Company will apply to the Shanghai Stock Exchange for the listing of, and permission to deal in, the new A Shares to be issued under the A Share Issuance.

Applications will also be made by the Company to the Stock Exchange for the listing of, and permission to deal in, the new H Shares to be issued under the H Share Issuance.

V.	SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the Proposed Share Issuance:

Class of shares	as at the Latest Practicable Date		immediately after completion of the Proposed Share Issuance (assuming a maximum of 2,453,434,457 A Shares and 613,358,614 H Shares are fully subscribed and issued and there is no further issuance of Shares)
	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
CSAH (A Shares) 1 and 2	4,528,431,323	36.92%	6,981,865,780	45.53%
Nan Lung (H Shares) [1]	1,671,287,925	13.62%	2,284,646,539	14.90%
Other Shareholders (A Shares)	4,072,291,766	33.20%	4,072,291,766	26.56%
Other Shareholders (H Shares)	1,995,161,272	16.26%	1,995,161,272	13.01%
Total	12,267,172,286	100.00%[3]	15,333,965,357	100.00%[3]

LETTER FROM THE BOARD

Notes:

1.	The H Shares held by Nan Lung include 31,150,000 H Shares directly held by Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung.
2.

Assuming that 2,453,434,457 new A Shares were issued by the Company and were subscribed by CSAH after completion of the Proposed Share Issuance, and 613,358,614 new H Shares were issued by the Company and were subscribed by Nan Lung after completion of the Proposed Share Issuance.

3.	Discrepancies between the column sum and the total shareholding are due to rounding of percentage numbers.

VI.	RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising exercise in the past 12 months preceding the Latest Practicable Date.

Assuming the maximum number of new A Shares and new H Shares at the respective A Share Subscription Price and the H Share Subscription Price under the Proposed Share Issuance will be issued, the Company will be able to raise gross proceeds of not more than RMB16,800.00 million (including RMB16,800.00 million) from the proposed A Share Issuance and not more than HK$3,500.00 million (including HK$3,500 million) from the proposed H Share Issuance. The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB3,066,793,071. The net price of each new A Share and new H Share to be issued under the Proposed Share Issuance will be determined and disclosed upon completion of the proposed A Share Issuance and proposed H Share Issuance, respectively, and the determination of the relevant expenses incurred or to be incurred in relation to the Proposed Share Issuance in accordance with the requirements of the Listing Rules.

Details on the use of proceeds raised in cash from the A Shares Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are as follows:

Serial No.	Project Name	Total Investment Amount (RMB’0,000)	Maximum Amount of Proceeds to be Used (RMB’0,000)
1.	Procurement of 31 Aircraft	4,025,487.00	1,330,000.00
2.	Repayment of the Company’s borrowings	448,123.00	350,000.00
Total		4,473,610.00	1,680,000.00

If the actual proceeds to be raised in cash from the A Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from the A Share Issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the A Share Issuance have been received in accordance with the procedures prescribed by the relevant regulations.

LETTER FROM THE BOARD

The proceeds from the H Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) will be utilised to supplement the general working capital of the Company.

VII.	REASONS FOR AND BENEFITS OF THE PROPOSED SHARE ISSUANCE

The Proposed Share Issuance will help the Company raise funds required for developing its business, enhance the capital strength of the Company, expand the Company’s fleet, lower the Company’s debt-to-assets ratio, increase the Company’s ability to repay its debt, improve the financial performance and position and the asset structure of the Company, enhance the core competitiveness and the comprehensive efficiency of the Company, and provide foundation for future development. As CSAH and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAH and Nan Lung by way of non-public issue. The Company will be able to raise gross proceeds of not more than RMB16,800.00 million (including RMB16,800.00 million) from the proposed A Share Issuance and not more than HK$3,500.00 million (including HK$3,500 million) from the proposed H Share Issuance, if completed. The Directors consider that the respective A Share Subscription Price and the H Share Subscription Price are fair and reasonable by taking into account the recent trading prices of the A Shares and the H Shares. Having considered the above, the Directors consider the terms of the Proposed Share Issuance are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

The Directors (including the independent non-executive Directors) consider that the terms of the Proposed Share Issuance and Share Subscription Agreements were entered into after an arm’s length negotiation and the terms therein are fair and reasonable, the transactions contemplated thereunder are on normal commercial terms or better and in the ordinary and usual course of business of the Group, and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

VIII.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Upon completion of the Proposed Share Issuance, the registered share capital and the shareholding structure of the Company will change and therefore the articles regarding the updated registered share capital, the updated number of shares, the updated shareholding structure and/or the Shareholders of the Company in the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM to authorise the Board or its authorised representative to make consequential amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance.

IX.	LISTING RULES IMPLICATIONS

As CSAH is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAH, and hence they are connected persons of the Company under the Listing Rules, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

LETTER FROM THE BOARD

The issuance of new A Shares pursuant to the A Share Issuance will constitute a variation of class rights of the holders of A Shares under the Articles of Association. Pursuant to the Articles of Association and rule 19A.38 of the Listing Rules, the issuance of new A Shares contemplated under the A Share Issuance is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings.

The new H Shares to be issued pursuant to the H Share Issuance will be allotted and issued under the General Mandate. Under the General Mandate, the Board is authorised to issue new H Shares not exceeding 20% of the total number of H Shares in issue at the date of the 2018 annual general meeting of the Company held on 26 June 2019, being a total of 733,289,839 H Shares. As at the Latest Practicable Date, the Company has not issued any H Shares pursuant to the General Mandate. The issuance of new H Shares under the General Mandate is not subject to Shareholders’ approval, however, as disclosed above, the subscription of new H Shares by Nan Lung constitutes a connected transaction and is subject to Independent Shareholders’ approval at a general meeting.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Ma Xu Lun, and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Share Subscription Agreements and the transactions contemplated thereunder. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee comprising all four independent non-executive Directors has been established to advise the Independent Shareholders, in respect of the Share Subscription Agreements and the transactions contemplated thereunder.

In respect of the proposed resolution to approve the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder, (i) CSAH and its associates, who are directly and indirectly holding an aggregate of 6,199,719,248 Shares (representing approximately 50.54% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting at the EGM, (ii) CSAH, who is holding 4,528,431,323 A Shares (representing approximately 36.92% of the issued share capital of the Company) as at the Latest Practicable Date, is required to abstain from voting at the class meeting for holders of A Shares, and (iii) Nan Lung and Perfect Lines (Hong Kong) Limited, who are holding an aggregate of 1,671,287,925 H Shares (representing approximately 13.62% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting at the class meeting for holders of H Shares.

X.	INFORMATION OF THE CONTRACTING PARTIES

The Company

The principal business activity of the Company is that of civil aviation.

LETTER FROM THE BOARD

CSAH

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments;

(ii) engaging in operations in air transportation, as well as other relevant industries including civil aviation passenger and cargo agency, import and export trading, financing, construction and development and media and advertising through CSAH’s subsidiaries.

Nan Lung

Nan Lung is a company incorporated in Hong Kong, and a direct wholly-owned subsidiary of CSAH. The principal business activity of Nan Lung is investment holding.

XI.	EGM AND CLASS MEETINGS

The EGM will be held to consider and, if thought fit, approve, among other matters, the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder. The Class Meetings will be convened to seek approval of the Shareholders in respect of the A Share Issuance. The EGM will be held at No. 3301 Conference Room, 33/ F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC at 9:00 a.m. on, Friday, 27 December 2019. The Class Meeting for holders of A Shares will be held at the same venue immediately after the conclusion of the EGM and the Class Meeting for holders of H Shares will be held at the same venue immediately after the conclusion of the Class Meeting for the holders of A Shares.

Supplemental notice convening the EGM and the notices convening the Class Meetings, the supplemental forms of proxy and the reply slips for the EGM and the forms of proxy and the reply slips for the Class Meetings are set out on pages EGM-1 to EGM-16 of this circular and are also published on the website of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

Whether or not you intend to be present at such meetings, you are requested to complete the form(s) of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (in case of holders of H Shares) or the the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A Shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form(s) of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

Pursuant to rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM and the Class Meetings must be taken by poll.

LETTER FROM THE BOARD

XII.	CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from Thursday, 28 November 2019 to Friday, 27 December 2019, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the EGM and the Class Meetings, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 27 November 2019.

XIII.	RECOMMENDATION OF THE BOARD

The Directors consider that the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder and at the relevant Class Meetings in respect of the A Share Issuance.

Having taken into account the advice of Independent Financial Adviser, the Independent Board Committee considers that the terms of the Share Subscription Agreements are on normal commercial terms, fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder and at the relevant Class Meetings in respect of the A Share Issuance.

XIV.	ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 22 to 23 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and the Class Meeting and to the letter from the Independent Financial Adviser as set out on pages 24 to 47 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder therein.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By order of the Board

Wang Chang Shun

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

12 November 2019

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

IN RESPECT OF PROPOSED SHARE ISSUANCE

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 12 November 2019 of which this letter forms part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of the Share Subscription Agreements and the transactions contemplated thereunder are (i) fair and reasonable, (ii) on normal commercial terms or better and in the ordinary and usual course of business of the Group, and (iii) in the interests of the Company and the Shareholders as a whole. TUS Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 5 to 21 of the Circular and the letter from the Independent Financial Adviser as set out on pages 24 to 47 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Share Subscription Agreements and the transactions contemplated thereunder with the principal factors and reasons for its advice and recommendation.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

Having considered the terms of the Share Subscription Agreements and the transactions contemplated thereunder and taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that the terms of the Share Subscription Agreements and the transactions contemplated thereunder are (i) fair and reasonable, (ii) on normal commercial terms or better and in the ordinary and usual course of business of the Group, and (iii) in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the proposed resolutions to approve the Share Subscription Agreements and the transactions contemplated thereunder at the EGM and Class Meetings.

Yours faithfully, For and on behalf of the Independent Board Committee of CHINA SOUTHERN AIRLINES COMPANY LIMITED
Zheng Fan	Gu Hui Zhong	Tan Jin Song	Jiao Shu Ge
Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of a letter of advice from TUS Corporate Finance Limited to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Share Issuance, which has been prepared for the purpose of inclusion in this circular.

15/F, Shanghai Commercial Bank Tower, 12 Queen’s Road Central, Central, Hong Kong 12 November 2019

To:	The Independent Board Committee and the Independent Shareholders of China Southern Airlines Company Limited

Dear Sirs,

CONNECTED TRANSACTIONS IN RESPECT OF

THE PROPOSED SHARE ISSUANCE

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Share Issuance, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 12 November 2019 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined or the context requires otherwise.

On 30 October 2019, the Board proposed to put forward to the EGM and the Class Meetings to approve and authorise the Board to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH at the A Share Subscription Price, and enter into the A Shares Subscription Agreement with CSAH, pursuant to which CSAH proposed to subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB16,800 million, which will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings. On 30 October 2019, the Board also proposed to put forward to the EGM to approve the connected transaction in relation to the issuance of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price and to enter into the H Shares Subscription Agreement with Nan Lung. The total funds to be raised from the proposed H Share Issuance will be not more than HK$3,500 million, which will be utilised to supplement the general working capital of the Company. The proposed A Share Issuance and the proposed H Share Issuance are not inter-conditional upon each other.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The proposed A Share Issuance will constitute a variation of class rights of the holders of A Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the proposed A Share Issuance is subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings. The proposed H Share Issuance will be issued and allotted pursuant to the General Mandate. Under the General Mandate, the Board is authorised to issue new H Shares not exceeding 20% of the total number of H Shares in issue at the date of the 2018 annual general meeting of the Company held on 26 June 2019, being a total of 733,289,839 H Shares. As at the Latest Practicable Date, the Company has not issued any H Shares pursuant to the General Mandate.

As CSAH is the controlling shareholder of the Company and Nan Lung is a wholly-owned subsidiary of CSAH, and hence they are connected persons of the Company under the Listing Rules, the subscription of new A Shares by CSAH and new H Shares by Nan Lung, respectively, under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee comprising all four independent non-executive Directors, namely, Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song and Mr. Jiao Shu Ge, has been established to advise the Independent Shareholders as to whether the terms of the Share Subscription Agreements and the transactions contemplated thereunder are (i) fair and reasonable; (ii) on normal commercial terms or better and in the ordinary and usual course of business of the Group; and (iii) in the interests of the Company and the Shareholders as a whole. We, TUS Corporate Finance Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

OUR INDEPENDENCE

Save for our previous engagement as the independent financial adviser to the then independent board committee and independent shareholders of the Company in respect of (i) a discloseable and connected transaction and continuing connected transactions in relation to the financial services framework agreement; and (ii) a major transaction and continuing connected transactions in relation to the 2020-2022 finance and lease service framework agreement as detailed in the circular of the Company dated 26 October 2019, we have not acted, within the last two years, as independent financial adviser or financial adviser to the Company, CSAH, Nan Lung or any of their respective associates. Apart from normal advisory fees paid or payable to us in connection with the previous engagement and this appointment, no arrangement exists whereby we had received or will receive any fees or benefits from the Company. Accordingly, we are considered eligible to give independent advice in respect of the Proposed Share Issuance.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have relied on the information, facts and representations contained or referred to in the Circular and the information, opinions and representations provided or expressed to us by the Directors and/or the management of the Company. We have assumed that all information, facts and representations contained or referred to in the Circular, and all information, opinions and representations provided or expressed by the Directors and/or the management of the Company, for which they are solely responsible, are true, accurate and complete in all material respects at the time when they were provided and continue to be so as at the date of the Circular and that they may be relied upon in formulating our opinion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have also assumed that all views, opinions and statements of intention or belief provided or expressed by the Directors and the management, advisers and/or representatives of the Company have been arrived at after due and careful enquiries. We consider that we have been provided with, and have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view and to provide a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided by the Directors and the management, advisers and/or representatives of the Company nor have we conducted independent investigation into the business, affairs or future prospects of the Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us, as at the Latest Practicable Date.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement therein or the Circular misleading.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources which are the latest information publicly available to the best of our knowledge, the sole responsibility of TUS Corporate Finance Limited is to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the Proposed Share Issuance, we have considered the following principal factors and reasons:

1.	Background information of the Group, CSAH and Nan Lung

1.1	The Group

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services. The Company currently provides more than 3,000 flights to more than 40 countries and regions, and 224 destinations in more than 1,300 routes with more than 300,000 seats. According to the annual report of the Company for the year ended 31 December 2018 (the “2018 Annual Report”), the Company is the largest airline in China with the largest number of transport aircraft, the most developed route network and the largest annual passenger throughput. According to the interim report of the Company for the six months ended 30 June 2019 (the “2019 Interim Report”), as at 30 June 2019, the Group had a fleet of 849 passenger and cargo aircraft.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is a summary of the financial highlight of the Group (i) for the two years ended 31 December 2017 and 2018 as extracted from the 2018 Annual Report; and (ii) for the six months ended 30 June 2018 and 2019 as extracted from the 2019 Interim Report:

Consolidated statement of profit and loss

	For the year ended 31 December		For the six months ended 30 June
	2017	2018	2018	2019
	RMB million	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)	(unaudited)
Total operating revenue	127,806	143,623	67,520	72,939
Operating profit	9,156	8,819	4,672	5,226
Profit after taxation	6,898	3,364	2,361	1,704
Profit attributable to owners of the Company	5,961	2,895	2,095	1,682

For the year ended 31 December 2018

As stated in the 2018 Annual Report, the Group’s total operating revenue increased by approximately 12.4% from approximately RMB127,806 million for the year ended 31 December 2017 to approximately RMB143,623 million for the year ended 31 December 2018, primarily due to the increase in transport capacity and traffic volume. Nonetheless, the Group’s operating profit decreased by approximately 3.7% from approximately RMB9,156 million for the year ended 31 December 2017 to approximately RMB8,819 million for the year ended 31 December 2018, mainly due to the increase of operating revenue netted off by the increase of operating expenses primarily attributable to the increase in jet fuel costs.

For the six months ended 30 June 2019

As stated in the 2019 Interim Report, the Group’s total operating revenue increased by approximately 8.0% from approximately RMB67,520 million for the six months ended 30 June 2018 to approximately RMB72,939 million for the six months ended 30 June 2019 and operating profit increased by approximately 11.9% from approximately RMB4,672 million for the six months ended 30 June 2018 to approximately RMB5,226 million for the six months ended 30 June 2019, mainly due to the increase in the traffic revenue from passengers and commission income, hotel and tour operation income during the reporting period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Consolidated statement of financial position

	As at 31 December		As at 30 June
	2017	2018	2019
	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)
Cash and cash equivalents	6,826	6,928	1,549
Total assets	218,718	246,949	300,456
Total liabilities	156,175	168,480	224,385
Equity attributable to the owners of the Company	49,936	65,257	63,195
Debt-to-asset ratio	71.4%	68.2%	74.7%
Gearing ratio	232.7%	194.1%	288.4%

The Group’s total assets increased from approximately RMB246,949 million as at 31 December 2018 to approximately RMB300,456 million as at 30 June 2019 and total liabilities increased from approximately RMB168,480 million as at 31 December 2018 to approximately RMB224,385 million as at 30 June 2019. Such increase was mainly contributed by (i) the increase in the net book value of the assets and liabilities recognised for leased aircraft as a result of adopting the new lease standard since 1 January 2019; and (ii) the additions of leased aircraft and purchased aircraft. The Group’s cash and cash equivalents decreased from approximately RMB6,928 million as at 31 December 2018 to approximately RMB1,549 million as at 30 June 2019, representing a decrease of approximately 77.6%. The Group’s debt-to-asset ratio, being the ratio of total liabilities over total assets of the Group, increased from approximately 68.2% as at 31 December 2018 to approximately 74.7% as at 30 June 2019. The Group’s gearing ratio, being the ratio of total borrowings and obligations under finance leases over total equity attributable to equity shareholders of the Company, increased from approximately 194.1% as at 31 December 2018 to approximately 288.4% as at 30 June 2019.

1.2	CSAH

CSAH, the controlling shareholder of the Company, is a state-owned enterprise established in the PRC. CSAH is one of the three core air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission of the State Council. The principal business activity of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; and (ii) engaging in operations in air transportation, as well as other relevant industries including civil aviation passenger and cargo agency, import and export trading, financing, construction and development and media and advertising through CSAH’s subsidiaries.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

1.3	Nan Lung

Nan Lung is a company incorporated in Hong Kong, and a direct wholly-owned subsidiary of CSAH. The principal business activity of Nan Lung is investment holding.

2.	Industry overview

According to “Annual Review 2019” published by the International Air Transport Association in June 2019 (the “IATA 2019 Report”), in 2018, global airlines continued to increase the number of city-pair routes globally and up to 22,000 city-pairs are currently serviced by global airlines. As further mentioned in the IATA 2019 Report, worldwide air passenger numbers continued to rise and exceeding 4.3 billion journeys in 2018, among which, China provided the largest incremental increase in passenger trips by adding approximately 50 million journeys.

As stated in the “13th Five-year Plan for the Development of Civil Aviation in China” (中國民用航空發展第十三個五年規劃) jointly published by Civil Aviation Administration of China (“CAAC”), National Development and Reform Commission of the PRC and the Ministry of Transport of the PRC in December 2016, the annual number of passengers carried by China’s civil aircraft is estimated to reach 720 million in 2020, representing a compound annual growth rate of approximately 10.4% from 2015 to 2020. The total traffic volume of civil aviation transportation in China is estimated to reach 142 billion tonne kilometers in 2020, representing a compound annual growth rate of approximately 10.8% from 2015 to 2020.

In addition, according to “Commercial Market Outlook 2019-2038” published by Boeing Company in 2019, China is projected to become the world’s largest aviation market in the near future. It will require nearly 8,100 new airplane deliveries over the next 20 years, being the largest share of any country in the world. The average annual growth rate of airline traffic in China is forecasted at approximately 6.0% from 2019 to 2038, with a current market value of approximately USD1,300 billion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We noted from the website of CAAC (www.caac.gov.cn) that the PRC aviation annual passenger throughput reached approximately 1,265 million times in 2018, representing an increase of approximately 10.2% as compared to that in 2017. The compound annual growth rate from 2014 to 2018 was approximately 11.04%.

We have also obtained the latest available statistic report published by CAAC on 21 October 2019 and noted that the passenger throughput for the eight months ended 31 August 2019 reached approximately 906 million times, representing an increase of approximately 7.5% compared to the same period of last year. The seat occupancy rate for the eight months ended 31 August 2019 reached approximately 83.8% which is consistent with the same period of last year. Based on the above, the management of the Company is of the view, and we concur, that China’s civil aviation transport market will continue to maintain a middle to high-speed growth with a huge development space.

3.	Reasons for and benefits of the Proposed Share Issuance and use of proceeds

According to the Letter from the Board, the Proposed Share Issuance will help the Company to raise funds required for developing its business, enhance its capital strength, expand its fleet, lower the Company’s debt-to-asset ratio, increase the Company’s ability to repay its debt, improve the financial performance and position and the asset structure of the Company, enhance the core competitiveness and comprehensive efficiency of the Company and provide foundation for future development. As further disclosed in the Letter from the Board, upon completion of the Proposed Share Issuance, the Company will be able to raise total gross proceeds of not more than RMB16,800 million from the proposed A Share Issuance and not more than HK$3,500 million from the proposed H Share Issuance. The Company planned to utilise not more than RMB13,300 million for procurement of 31 aircraft which are scheduled to be delivered in 2020, not more than RMB3,500 million for repayment of the Company’s borrowings and not more than HK$3,500 million for supplementing the general working capital of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As discussed in the section headed “Industry overview” above, the annual number of passengers and total traffic volume of civil aviation in China have demonstrated rapid growth in the past few years under the “13th Five-year Plan for the Development of Civil Aviation in China”. As disclosed in the 2018 Annual Report, by the end of the “13th Five-year Plan” period, the Group would become a large international airline with an annual passenger volume of approximately 160 million and cargo and mail volume of more than two million tonnes and the estimated total number of aircraft will be close to 1,000 by the end of 2021. Additionally, the central government of the PRC promulgated the Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area (the “Outline Development Plan”) in February 2019 with an aim at promoting closer corporation and coordination between 11 cities in the Pearl River Delta. In order to develop the Greater Bay Area into a world-class cluster and further expand the Greater Bay Area’s domestic and international aviation networks, the Outline Development Plan, among other things, focuses to consolidate and enhance Hong Kong’s status as an international aviation hub, strengthen its role as an aviation management training centre, raise the competitiveness of Guangzhou’s and Shenzhen’s airports as international hubs, strengthen the functions of airports such as those in Macao and Zhuhai, and pursue differential development and positive interaction of airports in the Guangdong-Hong Kong-Macao Greater Bay Area.

Moreover, we noted from the previous annual reports of the Company that, total number of aircraft of the Group increased from 702 as at 31 December 2016 to 754 as at 31 December 2017, and further increased to 840 as at 31 December 2018, representing an average annual growth rate of approximately 9.4%. On the other hand, total operating revenue of the Group increased from approximately RMB109,693 million for the year ended 31 December 2016 to approximately RMB121,873 million for the year ended 31 December 2017, and further increased to approximately RMB143,623 million for the year ended 31 December 2018, representing an average annual growth rate of approximately 14.5%.

In view of the historical industry growth of civil aviation and favourable national policies in the PRC, we consider that the procurement of aircraft, which is the major revenue earning asset of the Group, by the major portion of proceeds to be raised from the Proposed Share Issuance enables the Group to grasp the opportunity of the industry growth and enhance the core competitiveness of the Group by expanding its fleet size and improving its assets scale, which is in line with its development strategy.

Upon completion of the Proposed Share Issuance, gross proceeds of not more than RMB3,500 million will be utilised to repay the Company’s borrowings, which in turn lowering the debt-to-asset ratio of the Group. On a hypothetical basis, based on the financial information as disclosed in the 2019 Interim Report, debt-to-asset ratio of the Group as of 30 June 2019 would decrease from approximately 74.7% to approximately 69.7% following the completion of the Proposed Share Issuance. We also consider that the repayment of borrowings could reduce the Company’s finance costs and have a positive impact on the Company’s profitability in general.

According to the 2019 Interim Report, as at 30 June 2019, cash and cash equivalents of the Group amounted to approximately RMB1,549 million. Upon completion of the proposed H Share Issuance, it is expected that gross proceeds of not more than HK$3,500 million (equivalent to approximately RMB3,157 million) will replenish the cash flow and working capital of the Group, and, on a hypothetical basis, cash and cash equivalents of the Group would increase to approximately RMB4,706 million which will be applied for the operation and development of the Group. We understand from the management of the Company that, taking into consideration the business scale of the Group, additional working capital is essential for the Group to satisfy its operational needs.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above, in particular that (i) the future prospect of the aviation industry in the PRC is generally positive in view of the relevant policies put forward by the PRC government; (ii) the Proposed Share Issuance and the use of proceeds would complement the business development of the Group; (iii) the Proposed Share Issuance enables the Group to improve its financial position and asset structure by lowering its debt-to-asset ratio; and (iv) the Proposed Share Issuance provides an opportunity of Group to strengthen its capital base, we are of the view that the Proposed Share Issuance is justifiable and is in the ordinary and usual course of business of the Company.

4.	Other financing alternatives available to the Group

As advised by the Company, the Board has considered various fund raising methods apart from the Proposed Share Issuance, including debt financing and other equity financing methods such as rights issue or open offer.

According to the 2019 Interim Report, the Group’s total assets amounted to approximately RMB300,456 million as at 30 June 2019, whilst its total liabilities was approximately RMB224,385 million as at 30 June 2019, resulting in a debt-to-asset ratio (calculated as total liabilities divided by total assets) of approximately 74.7% (as at 31 December 2018: 68.2%). Furthermore, we noted that the gearing ratio of the Group has reached 288.4% as at 30 June 2019. We were given to understand that one of the key objectives of the Proposed Share Issuance is to optimise the overall capital structure of the Group. Besides, there is no guarantee that the Company could obtain new debt financing at lower interest costs as compared to those of its existing debts. Therefore, raising additional funds by debt financing is not favourable to the Company under the current market situation.

In respect of other equity financing methods such as rights issue or open offer, it would be rather difficult for the Company to determine a price that is suitable for both classes of Shares given the significant premium of the A Shares market price over the H Shares market price. The Directors also consider that such fund-raising exercises would be relatively more time consuming and cost- ineffective as compared with a subscription of new Shares by CSAH. The Proposed Share Issuance, on the other hand, could provide higher certainty to the Company to raise the amount of funds as required.

Having considered the above, the Directors are of the view, and we concur, that the Proposed Share Issuance is comparatively a more efficient and cost-effective means of raising the required funds, and more importantly, it also demonstrates that CSAH, being the controlling shareholder of the Company, is confident to the industry and the long-term development of the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.	Principal terms of the Share Subscription Agreements

Set out below are the principal terms of the Share Subscription Agreements as summarised from the Letter from the Board. Please refer to the sections headed “1. A Share Issuance – A Shares Subscription Agreement” and “2. H Share Issuance – H Shares Subscription Agreement” in the Letter from the Board for details of the terms of the Share Subscription Agreements.

5.1	The A Shares Subscription Agreement

Date

30 October 2019

Parties

(1)	The Company, as the issuer

(2)	CSAH, as the subscriber

Number of new A Shares to be issued

The Company will issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) and CSAH will subscribe for not more than 2,453,434,457 new A Shares. Such new A Shares represent approximately 20% of the existing number of issued Shares as at the Latest Practicable Date.

The number of the new A Shares to be issued under the A Shares Subscription Agreement will be adjusted in case of ex-right events including bonus issue, rights issue and transfer to share capital from capital reserve during the period from the date of the announcement regarding the Proposed Share Issuance (i.e. 30 October 2019) to the date of issuance of such new A Shares. The adjustment formula is set out as follows:

Q1 = Q0 × (1 + N)

whereas Q1 represents the number of Shares to be issued after adjustment, Q0 represents the maximum number of Shares to be issued before adjustment, and N represents the number of bonus shares per Share or the number of Shares resulting from the capitalisation of capital reserve to be issued for each Share or the number of rights shares to be issued for each Share.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

A Share Subscription Price

The A Share Subscription Price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the 90% of the average trading price of A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new A Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of A Shares in the 20 trading days preceding the Price Benchmark Date for the new A Shares equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date for the new A Shares divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date for the new A Shares. The closing price of each A Share quoted on the Shanghai Stock Exchange on 30 October 2019, being the date the A Shares Subscription Agreement, was RMB6.64.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue and transfer to share capital from capital reserve during the 20 trading days preceding the Price Benchmark Date for the new A Shares leading to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The A Share Subscription Price will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue and transfer to share capital from capital reserve during the period from the Price Benchmark Date for the new A Shares to the date of issuance of such new A Shares. The above-mentioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 + A × K)/(1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D + A × K)/ (1 + K + N)

whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares to be issued for each Share and A represents the subscription price of the rights shares.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In order to assess the fairness and reasonableness of the A Share Subscription Price, we have reviewed the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》（2017 年修訂）) promulgated by CSRC (the “Implementation Details”) and noted that the subscription prices of the issuing companies listed in the PRC shall not be fixed before their respective price referencing date (i.e. the first day of the issuance period). We also noted that the basis of determination of the A Share Subscription Price is in compliance with the Implementation Details, in particular, the A Share Subscription Price shall not be less than 90% of the average trading price of A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date.

To further assess whether the basis of determination of the A Share Subscription Price is fair and reasonable, we have performed a search on the website of 巨 潮 資 訊 網 (www.cninfo.com.cn), being a website designated by CSRC for the purpose of information disclosure, to identify proposals of non-public issuance of new A shares as announced by companies listed on the Shanghai Stock Exchange from 1 May 2019 up to and including the date of the Announcement, being approximately six months prior to the date of the A Share Subscription Agreement. To the best of our knowledge and as far as we are aware of, we have identified 21 comparable issuances (the “Comparable Issuances”) which we considered to be exhaustive for comparison purpose and appropriate to demonstrate the prevailing market practice regarding non-public issuance of new A shares by companies listed on the Shanghai Stock Exchange despite the businesses, operations and prospects of the Group may not be the same as those of the subject companies of the Comparable Issuances. Details of our findings are summarised in the table below:

Date of announcement	Company name	Stock code	Basis of non-public issuance of new A shares
29 October 2019	浙江盛洋科技股份有限公司 Zhejiang Shengyang Science and Technology Co., Ltd.	603703	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

19 October 2019	濰坊亞星化學股份有限公司 Weifang Yaxing Chemical Co., Ltd.	600319	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

17 October 2019	寶雞鈦業股份有限公司 BaoJi Titanium Industry Co., Ltd.	600456	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Date of announcement	Company name	Stock code	Basis of non-public issuance of new A shares
1 October 2019	廣東聯泰環保股份有限公司 Guangdong Liantai Environmental Protection Co., Ltd.	603797	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

1 October 2019	北京兆易創新科技股份有限公司 GigaDevice Semiconductor (Beijing) Inc.	603986	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

3 September 2019	廣東四通集團股份有限公司 Guangdong Sitong Group Co., Ltd.	603838	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

29 August 2019	上海雅仕投資發展股份有限公司 Shanghai ACE Investment & Development Co., Ltd.	603329	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

24 August 2019	西南證券股份有限公司 Southwest Securities Company, Ltd.	600369

Not less than the higher of (i) 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period); and (ii) latest audited net asset value per share attributable to equity shareholders of the company

23 August 2019	山東金晶科技股份有限公司 Shandong Jinjing Science & Technology Stock Co., Ltd.	600586	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Date of announcement	Company name	Stock code	Basis of non-public issuance of new A shares
3 August 2019	南京證券股份有限公司 Nanjing Securities Co., Ltd.	601990	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

30 July 2019	杭州銀行股份有限公司 Bank of Hangzhou Co., Ltd.	600926

Not less than the higher of (i) 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period); and (ii) latest audited net asset value per share attributable to equity shareholders of the company

25 July 2019	蘇州賽騰精密電子股份有限公司 Suzhou Secote Precision Electronic Co., Ltd.	603283	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

5 July 2019	奇精機械股份有限公司 Qijing Machinery Co., Ltd.	603677	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

1 July 2019	西安曲江文化旅遊股份有限公司 Xi’an Qujiang Cultural Tourism Co., Ltd.	600706	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

20 June 2019	福建實達集團股份有限公司 Fujian Start Group Co., Ltd.	600734	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Date of announcement	Company name	Stock code	Basis of non-public issuance of new A shares
12 June 2019	武漢市漢商集團股份有限公司 Wuhan Hanshang Group Co., Ltd.	600774	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

6 June 2019	上海劍橋科技股份有限公司 CIG Shanghai Co., Ltd.	603083	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

22 May 2019	南京銀行股份有限公司 Bank Of Nanjing Co., Ltd.	601009

Not less than the higher of (i) 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period); and (ii) latest audited net asset value per share attributable to equity shareholders of the company

14 May 2019	中節能風力發電股份有限公司 CECEP Wind-power Corporation	601016	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

7 May 2019	北京京城機電股份有限公司 Beijing Jingcheng Machinery Electric Holding Co., Ltd.	600860

Not less than the higher of (i) 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period); and (ii) latest audited net asset value per share attributable to equity shareholders of the company

6 May 2019	福建傲農生物科技集團股份有限公司 Fujian Aonong Biological Technology Group Incorporation Limited	603363	Not less than 90% of the 20-day average trading price of the A shares immediately preceding the price referencing date (i.e. the first day of the issuance period)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

It is noted from the above table that the issue prices of the Comparable Issuances were not fixed as at the date when the relevant proposals were announced. Moreover, the basis of determination of the A Share Subscription Price is comparable to those of the Comparable Issuances.

Considering that (i) the basis of determination of the A Share Subscription Price is in compliance with the Implementation Details; (ii) the basis of determination of the A Share Subscription Price is comparable to those of the Comparable Issuances; and (iii) the A Share Subscription Price will reflect the then latest market prices of A Shares and will not be lower than the latest audited net asset value per Share attributable to equity shareholders of the Company, we are of the view that it is in line with the market practice and acceptable that the A Share Subscription Price was not fixed as at the date of the A Share Subscription Agreement and the basis of determination of the A Share Subscription Price is on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned.

5.2	The H Shares Subscription Agreement

Date

30 October 2019

Parties

(1)	The Company, as the issuer

(2)	Nan Lung, a wholly-owned subsidiary of CSAH, as the subscriber

Number of new H Shares to be issued

The Company will issue and Nan Lung will subscribe for not more than 613,358,614 new H Shares (including 613,358,614 H Shares) under the General Mandate. Such new H Shares represent approximately 5% of the existing number of issued Shares as at the Latest Practicable Date.

H Share Subscription Price

The H Share Subscription Price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the average trading price of H Shares as quoted on the Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new H Shares; and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Price Benchmark Date for the new H Shares. In addition, the H Share Subscription Price shall not be lower than a price determined as the higher of (i) the closing price of H Shares on the date of the H Share Issuance being approved by the Board (i.e. 30 October 2019); and (ii) the average closing price of H Shares in the five trading days immediately prior to the date of such Board’s approval. The average trading price of H Shares in the 20 trading days preceding the Price Benchmark Date for the new H Shares equals to the total trading amount of H Shares traded in the 20 trading days preceding the Price Benchmark Date for the new H Shares divided by the total volume of H Shares traded in the 20 trading days preceding the Price Benchmark Date for the new H Shares.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue and transfer to share capital from capital reserve during the period of the 20 trading days preceding the Price Benchmark Date for the new H Shares leading to an adjustment of the trading price of the H Shares, the trading prices of the H Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The above-mentioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex- right or ex-dividend events including distribution of dividend, bonus issue, rights issue and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 + A × K)/ (1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D + A × K)/(1 + K + N)

whereas P0 represents the issue price before adjustment, P1 represents the adjusted issue price, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares to be issued for each Share and A represents the subscription price of the rights shares.

Pursuant to the above-mentioned mechanism to determine the H Share Subscription Price, the closing price of H Shares on the date of the H Shares Subscription Agreement was HK$4.88, and the average closing price of H Shares in the five trading days immediately prior to the date of the H Shares Subscription Agreement was HK$4.824. Therefore, the H Share Subscription Price would not be lower than HK$4.88 per H Share (the “Floor Price”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In order to assess the fairness and reasonableness of the H Share Subscription Price, we have, among other things, reviewed the historical closing prices of H Shares and performed a comparable companies analysis as discussed below.

(i)	Review of historical H Shares closing prices

The following share price chart illustrates the highest and lowest closing prices and the average closing price of H Shares as quoted on the Stock Exchange during the period commencing from 31 October 2018 (being twelve months prior to the date of the H Share Subscription Agreement) to 30 October 2019 (being the date of the H Share Subscription Agreement) (the “Review Period”) against the Floor Price of HK$4.88 per H Share:

During the Review Period, the average closing price was approximately HK$5.423 per H Share. The lowest closing price was HK$4.24 per H Share, being recorded on 31 October 2018. The highest closing price was HK$7.73 per H Share, being recorded on 4 April 2019 and 8 April 2019. In addition, as shown in the chart above, the trading performance of H Shares was generally in line with the movement of Hang Seng Index during the Review Period. The closing price of H Shares exhibited a general upward trend from HK$4.24 per H Share on 31 October 2018 to HK$7.73 per H Share on 4 April 2019. Since then, the closing price of H Shares started to decrease to its trough of HK$4.95 per H Share on 23 May 2019 and subsequently fluctuated in a range between HK$4.39 and HK$5.74 per H Share until October 2019. We noted that the Floor Price of HK$4.88 per H Share is within the range of the lowest and highest closing prices of H Shares as quoted on the Stock Exchange during the Review Period. Furthermore, we noted that the Floor Price represents:

(a)	a discount of approximately 36.87% to the highest closing price of HK$7.73 per H Share as quoted on the Stock Exchange during the Review Period;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)	a premium of approximately 15.09% over the lowest closing price of HK$4.24 per H Share as quoted on the Stock Exchange during the Review Period;

(c)	a discount of approximately 10.01% to the average closing price of approximately HK$5.423 per H Share as quoted on the Stock Exchange during the Review Period;

(d)	no premium over or discount to the closing price of HK$4.88 per H Share as quoted on the Stock Exchange on the date of the H Shares Subscription Agreement;

(e)

a premium of approximately 1.16% over the average closing price of HK$4.824 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Share Subscription Agreement;

(f)

a premium of approximately 0.45% over the average closing price of HK$4.858 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to the date of the H Share Subscription Agreement; and

(g)	a discount of approximately 9.12% to the closing price of HK$5.37 per H Share as quoted on the Stock Exchange on the Latest Practicable Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Comparable companies analysis

In addition, we have performed a trading multiples analysis of price-to-earnings (“P/E”) ratio and price-to-book (“P/B”) ratio of comparable companies. Given the Group is principally engaged in the operation of civil aviation in the PRC, we have conducted a search for comparable companies which are (i) listed on the Stock Exchange; and (ii) principally engaged in provision of air transportation service in the PRC and the Asia Pacific region. To the best of our knowledge and as far as we are aware of, we have identified three comparable companies (the “Comparable Companies”) and details of our analysis are summarised in the table below:

Company name (stock code)	Closing share price as at the date of the Announcement	Earnings per share	Net asset value per share	P/E ratio	P/B ratio
	(HK$)	(HK$)	(HK$)	(times)	(times)
				(Note 1)	(Note 2)
Air China Limited (753.HK)	6.98	0.59	7.12	11.83	0.98
China Eastern Airlines Corporation Limited (670.HK)	3.96	0.21	4.17	18.86	0.95
Cathay Pacific Airways Limited (293.HK)	9.99	0.60	16.25	16.65	0.61

			Maximum	18.86	0.98
			Minimum	11.83	0.61
			Median	16.65	0.95
			Average	15.78	0.85

The Company (1055.HK)	4.88	0.30	5.90	16.27	0.83
	(Note 3)			(Note 4)	(Note 5)

Source:	Website of the Stock Exchange

Notes:

1.

The historical P/E ratio of the Comparable Companies is calculated based on their respective closing price as at the date of the Announcement divided by their respective audited earnings per share attributable to equity shareholders of the company as extracted from their latest published annual report.

2.

The historical P/B ratio of the Comparable Companies is calculated based on their respective closing price as at the date of the Announcement divided by their respective audited net asset value per share attributable to equity shareholders of the company as extracted from their latest published annual report.

3.	The Floor Price.
4.

The implied P/E ratio of the Floor Price is calculated based on the Floor Price divided by the Group’s audited earnings per Share attributable to equity shareholders of the Company as extracted from the 2018 Annual Report.

5.

The implied P/B ratio of the Floor Price is calculated based on the Floor Price divided by the Group’s audited net asset value per Share attributable to equity shareholders of the Company as extracted from the 2018 Annual Report.

6.	For the purpose of this table, the translation of RMB into HK$ is based on an exchange rate of RMB1.00 = HK$1.11 for the purpose of illustration only.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the table above, the historical P/E ratio of the Comparable Companies ranged from approximately 11.83 times to approximately 18.86 times, with a median of approximately 16.65 times and an average of approximately 15.78 times. We noted that (i) the implied P/E ratio of the Floor Price of approximately 16.27 times is within the range, higher than the average and slightly lower than the median of the historical P/E ratio of the Comparable Companies. On the other hand, the historical P/B ratio of the Comparable Companies ranged from approximately 0.61 times to approximately 0.98 times, with a median of approximately 0.95 times and an average of approximately 0.85 times. We noted that the implied P/B ratio of the Floor Price of approximately 0.83 times is within the range, slightly lower than the average and lower than the median of the historical P/B ratio of the Comparable Companies.

Considering that (i) both the implied P/E ratio and implied P/B ratio of the Floor Price, being the lowest possible issue price of the new H Shares, are in line with those of the Comparable Companies; and (ii) the H Share Subscription Price will reflect the then latest market prices of H Shares and will not be lower than the latest audited net asset value per Share attributable to equity shareholders of the Company, we are of the view that the H Share Subscription Price is in the interests of the Company and the Shareholders as a whole and the basis of determination of the H Share Subscription Price is on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned.

Taking into account our analysis above, we concur with the Directors that the terms of the Share Subscription Agreements are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

6.	Possible financial effects of the Proposed Share Issuance

6.1	Working capital

According to the 2019 Interim Report, as at 30 June 2019, the balance of cash and cash equivalents of the Group amounted to approximately RMB1,549 million. Upon completion of the Proposed Share Issuance, particularly the H Share Issuance, it is expected that the gross proceeds of not more than HK$3,500 million to be raised therefrom will enhance the cash position and working capital of the Group.

6.2	Net asset value

According to the 2019 Interim Report, the consolidated net assets of the Group attributable to equity shareholders of the Company was approximately RMB63,195 million as at 30 June 2019. Upon completion of the Proposed Share Issuance, the net assets of the Group are expected to increase as a result of the availability of total proceeds from the Proposed Share Issuance.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.3	Gearing ratio

The gearing ratio of the Group is derived by dividing the total borrowings and obligations under finance leases of the Group by the total equity attributable to equity shareholders of the Company. As at 30 June 2019, the gearing ratio of the Group was approximately 288.4%. Upon completion of the Proposed Share Issuance, the equity base of the Company will be increased by the total gross proceeds raised therefrom while not more than RMB3,500 million will be utilised for repayment of the Company’s borrowings. As a result, the gearing ratio of the Group will be improved.

Having considered the possible positive financial effects as discussed above, we are of the view that the Proposed Share Issuance is in the interests of the Company and the Shareholders as a whole.

7.	Potential dilution effect on the interests of the existing public Shareholders

As at the Latest Practicable Date, the total issued share capital of the Company is 12,267,172,286 Shares, which comprises 8,600,723,089 A Shares and 3,666,449,197 H Shares. The maximum number of A Shares to be issued under the A Share Issuance will be 2,453,434,457 A Shares, which represents (i) approximately 28.53% of the existing issued A Shares and approximately 20.00% of the existing total issued Shares as at the Latest Practicable Date; and (ii) approximately 22.19% of the enlarged issued A Shares and approximately 16.00% of the enlarged total issued Shares upon completion of the Proposed Share Issuance. The maximum number of H Shares to be issued under the H Share Issuance will be 613,358,614 H Shares, which represents (i) approximately 16.73% of the existing issued H Shares and approximately 5.00% of the existing total issued Shares as at the Latest Practicable Date; and (ii) approximately 14.33% of the enlarged issued H Shares and approximately 4.00% of the enlarged total issued Shares upon completion of the Proposed Share Issuance.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following table sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the Proposed Share Issuance (assuming a maximum of 2,453,434,457 new A Shares and 613,358,614 new H Shares are fully subscribed and issued and there will be no other change in the issued share capital of the Company prior to completion of the Proposed Share Issuance):

Class of shares	As at the Latest Practicable Date		Immediately after completion of the Proposed Share Issuance
	Number of shares	Shareholding percentage (%)	Number of shares	Shareholding percentage (%)
CSAH (A Shares)	4,528,431,323	36.92%	6,981,865,780	45.53%
Nan Lung (H Shares)	1,671,287,925	13.62%	2,284,646,539	14.90%
Other Shareholders (A Shares)	4,072,291,766	33.20%	4,072,291,766	26.56%
Other Shareholders (H Shares)	1,995,161,272	16.26%	1,995,161,272	13.01%
Total	12,267,172,286	100.00%	15,333,965,357	100.00%

As illustrated in the table above, upon completion of the Proposed Share Issuance, (i) the shareholding of the public Shareholders of A Shares will be decreased from approximately 33.20% to approximately 26.56%; and (ii) the shareholding of the public Shareholders of H Shares will be decreased from approximately 16.26% to approximately 13.01%. As such, the overall shareholding of the public Shareholders would be diluted from approximately 49.46% as at the Latest Practicable Date to approximately 39.57% immediately upon completion of the Proposed Share Issuance.

Taking into account (i) the reasons for and benefits of the Proposed Share Issuance and the proposed use of proceeds as discussed under the section headed “3. Reasons for and benefits of the Proposed Share Issuance and use of proceeds” above; (ii) the appropriateness of raising capital by way of the Propose Share Issuance as discussed under the section headed “4. Other financing alternatives available to the Group” above; and (iii) the fairness and reasonableness of the terms of the Share Subscription Agreements as discussed under the section headed “5. Principal terms of the Share Subscription Agreements” above, we are of the view that the dilution effect on the shareholding of existing public Shareholders as a result of the Proposed Share Issuance is acceptable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that (i) the Proposed Share Issuance is in the ordinary and usual course of business of the Company; (ii) the terms of the Share Subscription Agreements are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (iii) the Proposed Share Issuance is in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM to approve the Share Subscription Agreements and the transactions contemplated thereunder.

Yours faithfully, For and on behalf of TUS Corporate Finance Limited

Michael Ngai Managing Director	Clark Ngai Senior Manager

Mr. Michael Ngai is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of TUS Corporate Finance Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 14 years of experience in the finance and investment banking industry.

Mr. Clark Ngai is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of TUS Corporate Finance Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has 10 years of experience in the finance and investment banking industry.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AS OF 30 SEPTEMBER 2019

Upon the approval in relation to the “Approval on the Issuance of Additional Overseas Listed Foreign Shares by China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2017] No. 1350) issued by the China Securities Regulatory Commission (“CSRC”) on 26 July 2017, China Southern Airlines Company Limited (hereinafter referred to as “the Company”) issued 270,606,272 overseas listed foreign shares (H shares) by way of non-public issuance to American Airlines, Inc. (“American Airlines”) on 10 August 2017 (hereinafter referred to as “Proceeds raised in 2017”).

Upon the approval in relation to the “Approval on the Non-public Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 431) issued by the CSRC on 12 March 2018, the Company issued 600,925,925 overseas listed foreign shares (H shares) by way of non-public issuance to Nan Lung Holding Limited (hereinafter referred to as “Nan Lung”) on 11 September 2018 (hereinafter referred to as “Proceeds raised from H Shares in 2018”).

Upon the approval in relation to the “Approval on the Non-public Issuance of Shares of China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 1235) issued by the CSRC on 2 August 2018, the Company issued 1,578,073,089 RMB ordinary shares (A shares) by way of non-public issuance to seven specific investors (including China Southern Air Holding Company (hereinafter referred to as “CSAH”)) on 19 September 2018 (hereinafter referred to as “Proceeds raised from A Shares in 2018”).

According to the “Rules Concerning the Report on the Use of Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) issued by the CSRC, the use of the Proceeds from Previous Fund Raising Activities as at 30 September 2019 of the Company is reported as follows:

I.	RAISING AND DEPOSIT OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Proceeds raised in 2017

The Company issued 270,606,272 overseas listed foreign shares (H Shares) by way of non-public issuance to American Airlines on 10 August 2017 at an issue price of HK$5.74 per share. The gross proceeds from the issuance was HK$1,553,280,000.00. On 10 August 2017, all proceeds from the issuance were placed in the Hong Kong dollar bank account opened by the Company with the Bank of China (Hong Kong) Limited (account number: 012-875-1-261228-6), among which the portion credited to paid-in capital was verified by KPMG Huazhen LLP, and a capital verification report (KPMG Huazhen Yan Zi No. 1700475) was also issued. The aforesaid proceeds was equivalent to RMB1,327,122,432.00 as calculated based on the middle exchange rate for Hong Kong dollar to Renminbi (HK$1 = RMB0.8544) on the proceeds receipt date, i.e. 10 August 2017. The net proceeds amounted to RMB1,321,747,289.06 after deduction of issuance expenses, including financial advisory fees, attorney’s fees, scrip fees and relevant tax and fees, equivalent to RMB5,375,142.94.

As of 30 September 2019, the proceeds raised in 2017 was fully utilised.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(II)	Proceeds raised from H Shares in 2018

The Company issued 600,925,925 overseas listed foreign shares (H Shares) by way of non-public issuance to Nan Lung on 11 September 2018 at an issue price of HK$6.034 per share. The gross proceeds from the issuance was HK$3,625,987,031.45. On 11 September 2018, the aforesaid proceeds from the issuance were placed in the Hong Kong dollar bank account opened by the Company with the Bank of China (Hong Kong) Limited (account number: 012-875-1-261228-6), among which the portion credited to paid-in capital was verified by KPMG Huazhen LLP, which issued a capital verification report (KPMG Huazhen Yan Zi No. 1800379). The aforesaid proceeds was equivalent to RMB3,163,601,165.20 as calculated based on the middle exchange rate for Hong Kong dollar to Renminbi (HK$1 = RMB0.87248) on the proceeds receipt date, i.e. 11 September 2018. The net proceeds amounted to approximately RMB3,161,122,981.23 after deduction of issuance expenses, including financial advisory fees, attorney’s fees and scrip fees, equivalent to approximately RMB2,478,183.97.

As of 30 September 2019, the Proceeds raised from H Shares in 2018 has been fully utilised, and the balance of proceeds deposited at the special account by the Company was HK$23,478.49, representing the balance of interest income arising from the Proceeds raised from H Shares in 2018 which is not yet utilised.

(III)	Proceeds raised from A Shares in 2018

The Company issued 1,578,073,089 RMB ordinary shares (A shares) by way of non-public issuance to seven specific investors (including CSAH) on 19 September 2018, with the nominal value of RMB1.00 per share and the issue price of RMB6.02 per share. Among them, CSAH made contributions by its 50.00% equity interest in MTU Maintenance Zhuhai Co., Ltd. (hereinafter referred to as “MTU Zhuhai”) and cash; while China National Aviation Fuel Group Corporation, Spring Airline Co., Ltd., Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP), China Structural Reform Fund Co., Ltd., Hotland Innovation Asset Management Co., Ltd. and China Life Asset Management Company Limited made contributions by cash. The total amount of proceeds raised was RMB9,499,999,995.78, of which the total amount of cash was RMB7,758,919,995.78, and after deducting the underwriting expenses (including VAT) of RMB10,664,999.99, the actual net subscription amount in cash received was RMB7,748,254,995.79. The aforesaid proceeds from the issuance were all placed in the bank account opened by the Company with China Development Bank (Guangdong Branch) (account number: 44101560043348170000) before 19 September 2018. The receipt of proceeds was verified by KPMG Huazhen LLP which issued a capital verification report (KPMG Huazhen Yan Zi No. 1800381). After the net subscription amount in cash deducting other issuance expenses (including VAT) paid by the Company and bank handling fee of RMB1,268,032.31 in total, the actual net proceeds raised was RMB7,746,986,963.48.

As of 30 September 2019, the Company has utilised the Proceeds raised from A Shares in 2018 of RMB7,718,590,723.66 on an accumulated basis, and the balance of the unutilized proceeds was RMB28,396,239.82.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

On 30 September 2019, the unexpired or unredeemed amount of idle proceeds for which the Company conducted cash management on was RMB28,000,000.00. The balance of the special account for the Proceeds raised from A Shares in 2018 was RMB1,294,837.07, which included a total of unutilized interest income and cash management gain of RMB898,597.25.

II.	USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As of 30 September 2019, please refer to Schedule 1 in this report for the utilisation of proceeds from the aforesaid previous three fund raising activities: Comparison table of the use of the proceeds from previous fund raising activities.

III.	CHANGE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

There is no change in the actual investment projects using the proceeds of the previous three fund raising activities.

IV.	TRANSFER OR REPLACEMENT OF INITIAL INVESTMENT PROJECTS USING THE PROCEEDS OF PREVIOUS FUND RAISING ACTIVITIES

Pursuant to the provision of Article 178 of the Articles of Association, the 8th session of the Board of the Company has agreed by signing to unanimously pass the resolution regarding “Agreement for the Company to Utilise Non-public Issuance of A Shares Raised Fund of RMB5,159,484,911.05 to Replace Self-raised Fund that was Invested in Projects to be Invested by Proceeds Raised in Advance in the Previous Period”. It was agreed that the Proceeds raised from A Shares in 2018, RMB5,159,484,911.05, would be utilized to replace self-raised fund that was invested in advance in the project to introduce 41 aircraft and the project to introduce optional lightweight seats for A320 aircraft during 26 June 2017 to 19 September 2018. The report in relation to the utilisation of self-raised funds applied in the aforesaid conditions was verified by KPMG Huazhen LLP, which issued the Verification Report on the Reporting of the Investment Projects with the Utilisation of Self-raised Funds Applied on China Southern Airlines Company Limited (KPMG Huazhen Zhuan Zi No. 1801080). On 28 September 2018, the sponsor, UBS Securities Co., Limited, has issued audit opinions on the Company’s replacing of self-raised fund that was invested in advance in projects to be invested by proceeds raised with proceeds.

V.	THE BENEFITS REALISED FROM THE INVESTMENT PROJECTS FUNDED BY THE PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES IN THE LAST THREE YEARS

Please refer to Schedule 2 in this report for the benefits from the three investment projects using the proceeds of the previous fund raising activities in the last three years: Comparison table of the benefits realised from the investment projects funded by the proceeds of the previous fund raising.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

VI.	THE OPERATION OF RELEVANT ASSETS RELATING TO THE PREVIOUS ISSUANCE INVOLVING THE SUBSCRIPTION OF SHARES BY ASSETS

Upon the approval in relation to the “Approval on the Non-public Issuance of Shares of China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 1235) issued by the CSRC, pursuant to the Share Transfer Agreement entered into between the Company and CSAH, CSAH invested in the Company with RMB1,203,920,001.16 in cash and its 50.00% equity interest in MTU Zhuhai, in exchange for the 489,202,658 RMB ordinary shares (A shares) newly issued by the Company with a par value of RMB1.00 each.

(I)	Change in asset ownership

The Administration for Industry and Commerce of Zhuhai issued a new Business License to MTU Zhuhai on 28 August 2018. The transfer procedures and registration of change with the Administration for Industry and Commerce in relation to the 50.00% equity interest in MTU Zhuhai have been completed. The Company holds 50.00% equity interest in MTU Zhuhai.

(II)	Change in the carrying amount of assets

			Unit: RMB
Company Name	Project	30 September 2019	31 December 2018
MTU Zhuhai	Total assets	6,428,093,605.53	5,753,137,151.69
	Total liabilities	4,117,829,575.24	3,679,406,106.81
	Net asset value	2,310,264,030.29	2,073,731,044.88

Note:

The above financial data as at 31 December 2018 has been audited by Da Hua Certified Public Accountants (Special General Partnership) (Zhuhai branch), and the financial data as at September 30 2019 has not been audited.

(III)	Production Operation

Upon the Company’s acquisition of the 50% equity interest in MTU Zhuhai, the operation of MTU Zhuhai was stable, and there has been no significant changes.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(IV)	Contributed Benefits

			Unit: RMB
Company Name	Project	January-September 2019	September- December 2018
MTU Zhuhai	Revenue	6,889,899,974.52	3,098,287,419.09
	Net profit attributable to the Parent Company	577,905,491.34	246,326,027.61

Note:	The financial data for the period from September to December 2018 and from January to September 2019 has not been audited.

VII.	UTILISATION OF IDLE PROCEEDS

Pursuant to the provisions of Article 178 of the Articles of Association, the 8th session of the Board of the Company agreed by signing to unanimously pass the resolution regarding “A Shares Partial Idle Proceeds Cash Management Plan” on 17 December 2018. It was agreed that within the 12 months from the date of approval by the Board, the Company will conduct cash management on the temporarily idling proceeds of the Proceeds raised from A Shares in 2018, with a maximum total amount of up to RMB1.3 billion (inclusive). The types of investment product are 7-day notice deposit, and closed-ended and principal-guaranteed floating income wealth management products issued by the bank. Such proceeds are matched with different investment products with reference to specific fund usage plans of the proceeds, whereby the proceeds can be recycled and utilised on a rolling basis within the cap amount. The cash management period shall be valid for 12 months from the date of consideration and approval by the Board. As of 30 September 2019, the Company utilised the idling proceeds of the Proceeds raised from A Shares in 2018 for the investment in 7-day notice deposit, and purchased the closed-ended and principal-guaranteed floating income wealth management product issued by China Development Bank (Guangdong Branch). Details are as follows:

(I)	7-day notice deposit certificate

Account for proceeds		Transfer to a dedicated settlement account		Type	Date when interests started accruing	Annual interest rate	Amount
Bank Name	Account number	Bank Name	Account number
China Development Bank, Guangdong Branch	4410156004334817000- 0	China Development Bank, Guangdong Branch	4410156004344480000- 0	7-day notice deposit	20 December 2018	2.025%	RMB250,000,000.00
China Development Bank, Guangdong Branch	4410156004334817000- 0	China Development Bank, Guangdong Branch	4410156004348699000- 0	7-day notice deposit	2 February 2019	2.025%	RMB289,000,000.00
China Development Bank, Guangdong Branch	4410156004334817000- 0	China Development Bank, Guangdong Branch	4410156004356276000- 0	7-day notice deposit	30 April 2019	2.025%	RMB17,000,000.00

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(II)	Wealth management products

Trustee	Product Name	Subscription amount		Term	Cash Management Date of Commencement	Cash Management Date of Termination	Realised revenue at maturity
China Development Bank, Guangdong Branch	Closed-ended and principal- guaranteed RMB Wealth Management Product of China Development Bank (No. 2018656)	RMB	220,000,000.00	40 days	21 December 2018	30 January 2019	RMB	783,561.64
China Development Bank, Guangdong Branch	Closed-ended and principal- guaranteed RMB Wealth Management Product of China Development Bank (No. 2018657)	RMB	220,000,000.00	52 days	21 December 2018	11 February 2019	RMB	1,018,630.14
China Development Bank, Guangdong Branch	Closed-ended and principal- guaranteed RMB Wealth Management Product of China Development Bank (No. 2019132)	RMB	10,000,000.00	104 days	30 April 2019	12 August 2019	RMB	94,027.40
China Development Bank, Guangdong Branch	Closed-ended and principal- guaranteed RMB Wealth Management Product of China Development Bank (No. 2019133)	RMB	15,000,000.00	126 days	30 April 2019	3 September 2019	RMB	170,876.71
China Development Bank, Guangdong Branch	Closed-ended and principal- guaranteed RMB Wealth Management Product of China Development Bank (No. 2019184)	RMB	15,000,000.00	62 days	10 September 2019	11 November 2019		N/A

On 30 September 2019, in relation to the Company’s idling proceeds, the principal of the outstanding seven-day notice deposit invested amounted to RMB13,000,000.00, and the balance of the outstanding financial management products purchased amounted to RMB15,000,000.00, with its maturity date being 11 November 2019.

VIII.	BALANCE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND THE UTILISATION OF THE BALANCE OF PROCEEDS

(I)	Proceeds raised in 2017

As of 30 September 2019, the Proceeds raised in 2017 was fully utilised.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(II)	Proceeds raised from H Shares in 2018

As of 30 September 2019, the Proceeds raised from H Shares in 2018 was fully utilised.

(III)	Proceeds raised from A Shares in 2018

As of 30 September 2019, the Proceeds raised from A Shares in 2018 is still in the progress of investing, and therefore the utilisation of remaining proceeds is not available.

IX.	BOARD’S OPINIONS

The Board of the Company believes that all the Proceeds from Previous Fund Raising Activities have been received in full. The Company has utilised the previously raised proceeds according to the prescribed use of proceeds, and the Company has truthfully fulfilled its disclosure obligation in accordance with the requirements of “Rules Concerning the Report on the Use of Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) issued by the CSRC, in respect of the investment and its progress of the previously raised proceeds.

The contents of the Report on the use of the Proceeds from Previous Fund Raising Activities are true, accurate, and complete without any false and misleading statements or material omissions.

Schedule 1: Comparison table of the use of the proceeds from previous fund raising activities

Schedule 2: Comparison table of the benefits realised from the investment projects funded by the proceeds from previous fund raising activities

China Southern Airlines Company Limited

(Company’s stamp)

30 October 2019

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1:

Comparison table of the use of the proceeds from previous fund raising activities –

Proceeds raised in 2017

Unit: RMB10,000

Total amount of proceeds: 132,174.73	Accumulated total amount of proceeds used: 132,174.73

Total amount of proceeds subject to a change of use: 0.00	Total amount of proceeds used in each year:

Percentage of the total amount of proceeds subject to a change of use: 0.00	The period from 10 August 2017 to 31 December 2017: 132,174.73

						Accumulated investment amount of the				Date on which
Investment projects			Total investment amount of the proceeds			proceeds as at the cut-off date				the project
reached the
									The difference	working
									between actual	condition for its
									investment	intended use
									amount and	(or the
									committed	completion
			Committed	Committed		Committed	Committed		investment	progress of the
	Committed	Actual	investment	investment	Actual	investment	investment	Actual	amount after	project as at
Serial	investment	investment	amount prior	amount after	investment	amount prior	amount after	investment	the issuance	the cut-off
No.	project	project	to the issuance	the issuance	amount	to the issuance	the issuance(1)	amount (2)	(3) = (2) - (1)	date)
1	Supplementing the general working capital of the Company	Supplementing the general working capital of the Company	132,174.73	132,174.73	132,174.73	132,174.73	132,174.73	132,174.73	0.00	N/A

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1:

Comparison table of the use of the proceeds from previous fund raising activities

(Continued) – Proceeds raised from H Shares in    2018

Unit: RMB10,000

Total amount of proceeds: 316,112.30	Accumulated total amount of proceeds used: 316,112.30

Total amount of proceeds subject to a change of use: 0.00	Total amount of proceeds used in each year:

Percentage of the total amount of proceeds subject to a change of use: 0.00	The period from 11 September 2018 to 31 December 2018: 316,112.30

						Accumulated investment amount of the				Date on which
Investment projects			Total investment amount of the proceeds			proceeds as at the cut-off date				the project
reached the
									The difference	working
									between actual	condition for its
									investment	intended use
									amount and	(or the
									committed	completion
			Committed	Committed		Committed	Committed		investment	progress of the
	Committed	Actual	investment	investment	Actual	investment	investment	Actual	amount after	project as at
Serial	investment	investment	amount prior	amount after	investment	amount prior	amount after	investment	the issuance	the cut-off
No.	project	project	to the issuance	the issuance	amount	to the issuance	the issuance(1)	amount (2)	(3) = (2) – (1)	date)
1	Supplementing the general working capital of the Company	Supplementing the general working capital of the Company	316,112.30	316,112.30	316,112.30	316,112.30	316,112.30	316,112.30	0.00	N/A

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1:

Comparison table of the use of the proceeds from previous fund raising activities

(Continued) – Proceeds raised from A Shares in 2018

Unit: RMB10,000

Total amount of proceeds: 774,698.70 (Note 1)	Accumulated total amount of proceeds used: 771,859.08

Total amount of proceeds relating to a change of use: N/A	Total amount of proceeds used in each year/period:

Percentage of the total amount of proceeds relating to a change of use: N/A	The period from 19 September 2018 to 31 December 2018: 684,404.87

The period from 1 January 2019 to 30 September 2019: 87,454.21

						Accumulated investment amount of the				Date on which
Investment projects			Total investment amount of the proceeds			proceeds as at the cut-off date				the project
reached the
									The difference	working
									between actual	condition for its
									investment	intended use
									amount and	(or the
			Committed						committed	completion
			investment	Committed		Committed	Committed		investment	progress of the
	Committed	Actual	amount prior	investment	Actual	investment	investment	Actual	amount after	project as at
Serial	investment	investment	to the issuance	amount after	investment	amount prior	amount after	investment	the issuance (3)	the cut-off date
No.	project	project	(Note 1)	the issuance	amount	to the issuance	the issuance(1)	amount (2)	= (2) – (1)	(4) = (2)/(1))
1	Procurement of 41 aircraft	Procurement of 41 aircraft	764,221.70	764,221.70	764,221.70	764,221.70	764,221.70	764,221.70	0.00	100%
2	Selection and installation of lightweight seat for A320 series aircraft	Selection and installation of lightweight seat for A320 series aircraft	10,477.00	10,477.00	10,477.00	10,477.00	10,477.00	7,637.38	-2,839.62	72.89%
	Total		774,698.70	774,698.70	774,698.70	774,698.70	774,698.70	771,859.08	-2,839.62

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2:

Comparison Table of the benefits realised from the investment projects funded by the proceeds of the previous fund raising activities –

Proceeds raised in 2017

Actual investment project				Actual benefits in the last three years
Serial No.	Project Name	Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	2016	2017	2018	January ~ September 2019	Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
1	Supplementing the general working capital of the Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 2

Schedule 2:

Comparison Table of the benefits realised from the investment projects funded by the proceeds of the previous fund raising activities (Continued) –

Proceeds raised from H Shares in 2018

Actual investment project				Actual benefits in the last three years
Serial No.	Project Name	Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	2016	2017	2018	January ~ September 2019	Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
1	Supplementing the general working capital of the Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 2

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2:

Comparison Table of the benefits realised from the investment projects funded by the proceeds of the previous fund raising activities (Continued) –

Proceeds raised from A Shares in 2018

Actual investment project					Actual benefits in the last three years
Serial No.	Project Name	Accumulated capacity utilization rate of the investment project as of the cut-off date	Promised benefits	2016	2017	2018	January ~ September 2019	Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
1	Procurement of 41 aircraft	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Selection and installation of lightweight seat for A320 series aircraft	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Note 1:

The total amount of Proceeds raised from A shares in 2018 was RMB9,499,999,995.78, of which the total amount of cash was RMB7,758,919,995.78, and after deducting the underwriting expenses (including VAT) of RMB10,664,999.99, the actual net subscription amount in cash received was RMB7,748,254,995.79. After the net subscription amount in cash deducting other issuance expenses (including VAT) paid by the Company and bank handling fee of RMB1,268,032.31 in total, the actual net proceeds raised was RMB7,746,986,963.48. The committed investment amount was adjusted with regards to the actual proceeds to being RMB7,746,986,963.48 in total.

Note 2:

The Proceeds raised in 2017 and the Proceeds raised from H Shares in 2018 were used to supplement the general working capital of the Company, of which the benefits could not be verified separately. Obtaining these proceeds reduced the asset-to-liability ratio of the Company, and improved the solvency of the Company, further enhancing the financial position and asset structure as well as the Company’s risk resistance capacity and competitiveness.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE

NON-PUBLIC ISSUE OF A SHARES

DEFINITIONS

In this report, unless the context otherwise requires, the following abbreviations herein shall have the following meaning:

China Southern Airlines/the Company/the Issuer	China Southern Airlines Company Limited

CSAH/the Controlling Shareholder/ the Controlling Shareholder of the Company	China Southern Air Holding Limited Company

A Shares	the ordinary shares issued to domestic investors, listed and traded on a domestic securities exchange, with a par value of RMB1.00 each upon CSRC’s approval

H Shares	the ordinary shares issued, listed and traded on the Stock Exchange of Hong Kong Limited, with a par value of RMB1.00 each upon CSRC’s approval

Non-public Issuance, Issuance

the issuance by China Southern Airlines Company Limited of not exceeding 2,453,434,457 (including 2,453,434,457) A Shares to CSAH by way of non-public issuance, and not exceeding 613,358,614 (including 613,358,614) H Shares to Nan Lung Holding by way of non-public issuance

Non-public Issuance of A Shares, Issuance of A Shares	the proposed issuance by China Southern Airlines Company Limited of not exceeding 2,453,434,457 (including 2,453,434,457) A Shares to CSAH by way of non-public issuance

Non-public Issuance of H Shares	the proposed issuance by China Southern Airlines Company Limited of not exceeding 613,358,614 (including 613,358,614) H Shares to Nan Lung Holding by way of non-public issuance

Report	Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of China Southern Airlines Company Limited

CSRC	China Securities Regulatory Commission

CAAC	Civil Aviation Administration of China

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

NDRC	the National Development and Reform Commission of the People’s Republic of China

Ministry of Transport	the Ministry of Transport of the People’s Republic of China

Boeing/Boeing Company	Boeing Commercial Airplanes

Airbus S.A.S.	Airbus Group

The 13th Five-year Plan for Civil Aviation	the 13th Five-year Development Plan for Civil Aviation Industry in China

A320 series	twin-engine, short-medium range and narrow-body aircraft produced by Airbus S.A.S. (including A318, A319, A320 and A321, etc.)

A350	twin-engine, long range and wide-body aircraft produced by Airbus S.A.S.

B777	medium-long range, twin-engine and wide-body aircraft produced by Boeing Company (including B777-200, B777-300 and B777F, etc.)

B787	medium-long range, twin-engine and wide-body aircraft produced by Boeing Company (including B787-8, B787-9 and B787-10, etc.)

Any discrepancies in this report between totals and sums of figures listed are due to rounding.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

Content

I.	USE OF PROCEEDS		II-4

II.	PROCUREMENT OF 31 AIRCRAFT		II-5

	(I)	Project overview	II-5

	(II)	The Necessity and feasibility of the project	II-5

	(III)	Approval status of the project	II-8

	(IV)	Investment budget	II-8

	(V)	Economic performance analysis	II-8

III.	Repayment of the Company’s borrowings		II-9

	(I)	Details of the project	II-9

	(II)	Necessity of the project	II-9

IV.	IMPACT OF NON-PUBLIC ISSUANCE OF A SHARES ON OPERATION MANAGEMENT AND FINANCIAL CONDITION OF THE COMPANY		II-10

	(I)	Impact on the principal operations of the Company	II-10

	(II)	Impact on financial condition, profitability and cash flow of the Company	II-11

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

I.	USE OF PROCEEDS

The aggregate amount of the proceeds of the Non-public Issuance of A Shares will be not more than RMB16,800 million (including RMB16,800 million), and (after deduction of relevant expenses for the issuance) will be invested into the following projects:

Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount[1]	Proceeds to be Invested not Exceeding
1	Procurement of 31 aircraft	4,025,487.00	1,330,000.00
2	Repayment of the Company’s borrowings	448,123.00	350,000.00
Total		4,473,610.00	1,680,000.00

If the actual proceeds to be raised in cash from the issuance (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from the Non-Public Issuance of A Shares, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced in accordance with the procedures of the relevant regulations and requirements once the proceeds from the issuance have been received.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

II.	PROCUREMENT OF 31 AIRCRAFT

(I)	Project overview

The Company intends to use not exceeding RMB13,300,000,000 of the proceeds raised from the Non-Public Issuance of A Shares to procure 31 aircraft which are scheduled for delivery in 2020. The standard configuration is summarized as follows:

Models	A319 NEO	A320 NEO	A321 NEO	A350-900	B777-300ER	B787-9
No.	2	8	11	6	1	3
Type	Narrow-body	Narrow-body	Narrow-body	Wide-body	Wide-body	Wide-body
Length of aircraft (meter)	33.84	37.57	44.51	65.61	73.86	62.81
Span (meter)	35.80	35.80	35.80	64.75	64.80	60.12
Height of vertical stabilizer (meter)	12.11	12.08	12.10	17.39	18.49	17.02
Maximum take-off weight (tonnes)	70.00	77.00/79.00	89.00/93.5	280.00	351.53	253.53
Maximum fuel storage capacity (litres)	23,740	23,724	23,580	140,795	181,281	126,357
Typical cruising speed (mach)	0.82	0.82	0.82	0.89	0.89	0.90
Range, fully loaded (kilometers)	3,900	3,500	3,400	10,371	10,556	9,630
Maximum payload (tonnes)	15.20	19.20	24.70	56.00	67.00	54.00
Seating capacity (seats)	136	166	195/200	314	361	297/276

The total consideration of the aforesaid 31 aircraft amounts to USD5.670 billion (equivalent to approximately RMB40.255 billion2) based on the latest catalogue unit price announced by Airbus S.A.S. and Boeing Company on their website, among which not exceeding RMB13,300,000,000 will be paid by the proceeds raised from the non-public issuance of A Shares by the Company.

(II)	The Necessity and feasibility of the project

I.	The necessity of the expansion of aircraft fleet

1)	The continuous growth of the global and Chinese airline transportation markets

As the demand for air transport in the world has been steady in recent years, the earnings released by the global aviation industry were generally positive. According to the data released by International Air Transport Association (IATA) in 2018, the global passenger aviation demand increased by 6.5% year on year; the global aviation capacity increased by 6.1%; and the average passenger load factor for the year rose to a record high of 81.9%.

[2]	USD1.00 = RMB7.1

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

According to the “Statistical Bulletin of Civil Aviation Industry Development in 2018” published by Civil Aviation Authority of China, in 2018, the passenger volume of the whole industry reached 611.7377 million, representing an increase of 10.9% as compared with the same period of the previous year. Among which, the passenger transported volume of domestic routes was 548.065 million person-trips, up by 10.5% year-on-year, while the passenger transported volume of international routes was 63.6727 million person-trips, up by 14.8% year-on-year. Against the backdrop of a steady economy growth and increasing income of residents, the demand in China’s civil aviation market is expected to maintain its growth in the future. According the 13th Five-year Plan for Civil Aviation jointly issued by the CAAC, the National Development and Reform Commission (NDRC) and the Ministry of Transport, the development goals for China’s total traffic volume and total passengers traffic volume are set to be 142.0 billion tonne-kilometers and 720 million respectively, representing average annual growth rates of 10.8% and 10.4%.

2)	Serving the construction of the Guangdong-Hong Kong-Macao Greater Bay Area

On 18 February 2019, the Central Committee of the Communist Party of China and the State Council published the “Outline Development Plan for the Guangdong- Hong Kong-Macao Greater Bay Area”. According to outline of the development plan, the Guangdong-Hong Kong-Macao Greater Bay Area is located at the forefront of China’s opening up along the coast and with the Pan-PRD Region as its vast hinterland for development. It plays an important role in the Belt and Road Initiative. In the coming future, it will further accelerate the interconnection of infrastructure in Guangdong-Hong Kong-Macao Greater Bay Area, and develop a world-class airport cluster, consolidate and enhance Hong Kong’s status as an international aviation hub, and raise the competitiveness of Guangzhou’s and Shenzhen’s airports as international hubs.

3)	The rigid demand for the steady expansion of aircraft fleet

The Company, ranking first among all Chinese airlines in terms of its largest fleet, most developed route network and largest passenger capacity, proposes a general strategic goal of establishing itself as an influential international airlines with an extensive route network, and makes great efforts to develop “Canton Route” international aviation hub. On the one hand, the Company will untiringly consolidate the domestic market, focus on developing market in the Greater Bay Area, build a high- quality aviation hub in Guangzhou, serve the world-class city clusters and the construction of airport clusters in Guangdong, Hong Kong and Macau, and by leveraging of such, offer the best aviation upstream and downstream solution to the international bay area. On the other hand, the Company will strengthen its development on international market by forming its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East, Africa covered.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

In order to seize the opportunities in the global and China fast-growing civil aviation markets, the Company plans to actively expand its fleet which is expected to be 972 aircraft by the end of the “13th Five-year Plan” period, representing a growth ratebasically corresponding to the average annual growth rate of China’s civil aviation fleet during the “12th Five-year Plan” period and the goal of traffic volume growth set in the 13th Five-year Plan for Civil Aviation. Fleet size expansion will directly enhance the Company’s traffic capacity, and lay a solid foundation for it to expand route network and increase market share, which is conducive to further enhancing the sustainable profit-earning ability and core competitiveness of the Company.

2.	Reasonableness of the models procured

The Airbus and Boeing models to be introduced by the Company in 2020 are the mainstream new generation or improved models in the market, while the installation of new engines and efficient thermodynamics process can significantly reduce fuel consumption and carbon dioxide emission, achieving better economy benefits and flexibility. Among them, the bodies of A350-900 and B787-9 are mainly made of new materials, which can reduce the weight of the airframes and the comprehensive operation cost.

The Company has gained more extensive operating experience with respect to the models procured, among which narrow-body aircraft including A320 series is widely applied by the Company to domestic (including regional) and international routes, and A350-900, B777-300ER, B787-9 will be mainly applied to long range. The newly introduced aircraft of this fundraising project will be included in the unified management of the existing fleet of the Company.

Through the non-public issuance of A Shares, the Company will use its proceeds to introduce 31 aircraft. The Company expands the scale of its fleet and upgrade the Company’s capacity on one hand, and continues to optimize the route network and fleet structure and match the Company’s development plan of its fleet with the purchase plan on the other hand, so as to go in line with the Company’s development direction of creating a streamlined and efficient modern fleet, and thus further enhance the core competitiveness of the Company.

3.	Pilot resources

In 2018, the Company newly employed 312 captains, 401 new co-pilots, and 35 other pilots. As at the end of 2018, the Company had a total of 9,698 pilots. The Company has worked out corresponding human resource support plan based on the future fleet development. The Company will also introduce aircraft steadily with due regard to its airport stands and operating conditions so as to facilitate talent cultivation. During the period, the number of new captains that the Company plans to train annually will meet the demand of the newly introduced aircraft.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

(III)	Approval status of the project

The project has been approved by the Circular Regarding the Scheme on Air Transport Fleet of China Southern Airlines Company Limited for the “13th Five-year Plan” and the Detailed Rules for the Implementation of the “13th Five-year Plan” on Air Transport Fleet of Civil Aviation (Min Hang Ji Fa [2017] No.3) issued by the CAAC.

(IV)	Investment budget

The total consideration of the aforesaid 31 aircraft amounts to USD5.670 billion (equivalent to approximately RMB40.255 billion1) based on the latest catalogue unit price announced by Airbus S.A.S. and Boeing Company on their website. Specific details are as follows:

Serial No.	Models	Manufacturer	NO. (aircraft)	Catalogue unit price (USD Million)	Catalogue price (USD Million)	Catalogue price (RMB Million3)
1	A319 NEO	Airbus S.A.S.	2	101.50	203.00	1,441.30
2	A320 NEO	Airbus S.A.S.	8	110.60	884.80	6,282.08
3	A321 NEO	Airbus S.A.S.	11	129.50	1,424.50	10,113.95
4	A350-900	Airbus S.A.S.	6	317.40	1,904.40	13,521.24
5	B777-300ER	Boeing Company	1	375.50	375.50	2,666.05
6	B787-9	Boeing Company	3	292.50	877.50	6,230.25
Total/total price		—	31	—	5,669.70	40,254.87

The actual contract price is determined after arms’ length negotiation between the parties and may be lower than the catalog price. The Company intends to use not exceeding RMB13,300,000,000 of the proceeds raised from the issuance to introduce such 31 aircraft and will make up for the shortfall through other financing methods.

(V)	Economic performance analysis

The aircraft to be introduced will be incorporated into the Company’s existing fleet for centralized allocation and management. It will be able to increase the Company’s fleet size and transportation capacity, expand the capacity of main routes, enhance the Company’s route network, and increase in revenue of route. At the same time, the newly introduced aircraft will partially replace the old aircraft, which is able to optimize the fleet structure, reduce fuel consumption and maintenance costs effectively, and improve the Company’s competitiveness on its airlines business.

Based on the Company’s historical fleet operating data and after preliminary evaluation, the 31 aircraft introduced will contribute an increase in revenue of approximately RMB6.8 billion every full year.

3 USD1.00 = RMB7.1

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

III.	REPAYMENT OF THE COMPANY’S BORROWINGS

(I)	Details of the project

The Company intends to use the proceeds of RMB3,500,000,000 raised from the non-public issuance of A Shares for repayment of the Company’s borrowings, aiming to lower the Company’s asset-liability ratio, reduce the financial expenses, increase the risk resistance capacity and increase profitability.

(II)	Necessity of the project

1.	Lower the Company’s asset-liability ratio and optimize the Company’s structure of assets and liabilities

The Company actively makes use of financing, bank loans and other debt financing methods to introduce aircraft according to the market demand, as well as enriches its route network, optimises the fleet structure and maintains its market share. In recent years, the civil aviation industry in China has developed rapidly. With the continuous expansion of the Company, the capital demand of the Company has gradually increased, and its asset-liability ratio has reached a higher level due to the implementation of the new leasing standards. As at 31 December 2016, 31 December 2017, 31 December 2018 and 30 September 2019, the asset- liability ratio of the Company’s consolidated statements was 72.71%, 71.53%, 68.30% and 73.89%, respectively. At present, the Company’s financial leverage is relatively high, which has reduced its financial security and risk resistance capacity to some extent. With the development of China’s civil aviation industry, the Company will further develop and expand, and there will be a great demand on capital in the future, whereas the relatively high asset- liability ratio at present has become a bottleneck restricting the further development of the Company.

If the proceeds raised from the non-public issuance of A Shares reach RMB16,800,000,000, based on the financial data of the Company as at 30 September 2019, the consolidated asset-liability ratio of the Company will be reduced from 73.89% to 69.98% after all the proceeds have been received. In addition, upon the repayment of the Company’s borrowings by use of the proceeds raised of RMB3,500,000,000 as scheduled, the Company’s consolidated asset-liability ratio will further decrease to 69.65%. By way of the partial repayment of the Company’s borrowings through the proceeds raised from the non-public issuance of A Shares, it helps reduce the Company’s asset-liability ratio, and it will help improve the Company’s solvency, optimize the Company’s capital structure, and promote the sustainable development of the Company.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

2.	Lower the Company’s financial expenses and improve the Company’s future profitability

As the Company’s scale of operations continues to grow, the scale of liabilities, especially the size of interest-bearing liabilities, is on a rising trend. Thus, the Company’s financial expenses increase and hence, reducing the overall profitability of the Company. The interest expenses of the Company’s loans and payables in the last three accounting years are as follows:

Unit: RMB Million

Project	2018	2017	2016
Interest expense on loans and payables	4,287	3,654	3,088

Through the proceeds raised from the non-public issuance of A Shares, it can effectively lower the Company’s financial burden and reduce the Company’s interest expenses. Assuming that the borrowing rate of financial institution with a term of one year is 3.72%, it is estimated that after the repayment of the Company’s borrowings of RMB3.5 billion from financial institution by use of the proceeds raised from the non-public issuance of A shares, the amount of interest expense of the Company could be saved by approximately RMB130 million annually. As such, the use of part of the proceeds raised from the non-public issuance of A shares for the repayment of the Company’s borrowings will further reduce the scale of borrowing of corporate financial institutions, decrease the financial expenses of the Company, and play a positive role in enhancing the Company’s profitability.

3.	Increase of cash of controlling shareholder, enhance the Company’s investment value

CSAH, the controlling shareholder of the Company, expressed its confidence in the future development prospects of the Company through the subscription of the non-public issuance of shares, and at the same time provides strong financial support for the Company’s future development. It is conducive to enhancing the investment value of the Company, thereby maximizing the shareholders’ interests of the Company’s and effectively safeguarding the interests of minority shareholders of the Company.

IV.	IMPACT OF NON-PUBLIC ISSUANCE OF A SHARES ON OPERATION MANAGEMENT AND FINANCIAL CONDITION OF THE COMPANY

(I)	Impact on the principal operations of the Company

China Southern Airlines possesses the largest fleet and the most developed route network, and offers the largest passenger capacity among any airline in the People’s Republic of China. As at the end of 2018, the Company operates 840 passenger and cargo transport aircraft, including Boeing B787, B777, B747 and B737, as well as Airbus A380, A330 and A320. The Company transported approximately 140 million passengers in 2018, ranking the first among all airlines in the People’s Republic of China for a consecutive 40 years. The airline’s fleet size ranks 1st in Asia and the passenger capacity ranks 3rd in the world.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUE OF A SHARES

The proceeds of RMB13,300,000,000 raised from the non-public issuance of A Shares will be used to introduce 31 aircraft, which will help the Company to further expand its fleet size, optimize its fleet structure to better satisfy the growing demand on airlines transport of China, in particular the Guangdong-Hong Kong-Macau Greater Bay Area. The proceeds of RMB3,500,000,000 raised from the non-public issuance of A Shares will be used for repayment of the Company’s borrowings, and to further optimize the capital structure of the Company, reduce the financial expenses and increase the risk resistance capacity.

At such, the non-public issuance of A Shares will further consolidate and strength the major operation business of the Company, enhance the Company’s core competitiveness, enhance profitability, enlarge the market share, and lay a solid foundation for sustainable development in the future.

(II)	Impact on financial condition, profitability and cash flow of the Company

Upon the completion of the non-public issuance of A Shares, the Company’s total assets and net assets will increase at the same time and the gearing ratio of the Company will decrease, which is conducive to enhancing its solvency and further optimizing its financial condition and capital structure. Furthermore, the cash inflow from financing activities of the Company will also increase, thus further improving the cash flow position, enhancing the Company’s risk resistance capacity and competitiveness and ensuring a capital base for the Company to expand its transport capacity. As such fundraising projects become profitable, the Company’s profitability will be strengthened and its over strength will also be enhanced.

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

In order to further implement the Several Opinions of the State Council on Promoting the Health Development of Capital Market (Guo Fa [2014] No. 17), Opinions of the General Office of the State Council on Further Strengthening the Protection of the Legitimate Rights and Interests of Small and Medium-sized Investors of Capital Market (Guobanfa [2013] No. 110) and the Guidance on Matters concerning Dilution of Spot Returns by First Issuance, Refinancing and Major Asset Restructuring (Zheng Jian Hui Gong Gao [2015] No. 31), guarantee the right to know of the small and medium-sized investors, and maintain their interests, China Southern Airlines Company Limited (hereinafter referred to as “China Southern Airlines”, “Company” or “the Company”) explains the impact of dilution of spot returns by this Non-Public Issuance of shares on the Company’s major financial indicators and the Company’s proposed measures as follows:

I.	THE IMPACT OF DILUTION OF SPOT RETURNS BY THIS NON-PUBLIC ISSUANCE OF SHARES ON THE COMPANY’S MAJOR FINANCIAL INDICATORS

A shares to be issued in this non-public issuance will not exceed RMB16.8 billion inclusive in size and will not exceed 2,453,434,457 shares inclusive in quantity (If as to the Company’s shares, there is any stock distribution, rights issue, capital reserve capitalizing and other ex-right items from announcement date of the resolution of the board of directors (hereinafter referred to as the “Board”) for determining this non- public issuance of A shares to the issue date, the quantity of A shares to be issued in such non-public issuance will be adjusted as per the total share capital of the Company after ex-right). The proceeds raised from H shares to be issued in this non-public issuance by the Company will not exceed HK$3.5 billion inclusive in size and does not exceed 613,358,614 shares inclusive in quantity. After the completion of the issuance, the Company’s net assets and total assets will be greatly increased; the Company’s asset-liability ratio will decline; the Company’s solvency will be further improved; the structure of assets and liabilities will be more robust; and the Company’s overall financial position will be further improved. However, because of the investment projects to raise funds are subject to a certain period of development and the projects will take some time to produce benefits, the Company’s earnings per share and net assets yield will still face the risk of falling in the short run.

(I)	Key Assumptions

1.

There were no material adverse changes in the macroeconomic environment and stock market, and there were no material adverse changes in the operating environment of the Company, industry policies, major costs and exchange rates;

2.

This non-public issuance of A shares and H shares will be completed in March 2020. This assumption is only used to measure the impact of this issuance on the Company’s earnings per share and return on net assets, and does not represent the Company’s judgment of the actual completion time in this issuance. The final issuance completion time shall be the actual completion time upon the approval of regulatory departments in this issuance;

- III-1 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

3.

Assuming that in this issuance, 2,453,434,457 A shares and 613,358,614 H shares will be issued. The total share capital of the Company will be 15,333,965,357 shares upon the completion of this issuance. This assumption is only used to measure the impact of this issuance on the Company’s earnings per share, and does not represent the Company’s judgment of the actual quantity of shares issued in this issuance. The final quantity shall be the actual quantity of shares issued in this issuance;

4.

According to the unaudited financial data, net profit of the Company, after deducting non-recurring gains and losses, attributable to owners of the parent company for the period from January to June 2019 was RMB1.434 billion. Provided that there are no major operating risks and without taking into account seasonal changes, it is assumed that net profit, after deducting non-recurring gains and losses, attributable to shareholders of the parent company will be approximately RMB1.434 billion/ 0.5=RMB2.868 billion for the year 2019 based on the realised net profit. The above estimates do not constitute the Company’s earnings forecasts for the year of 2019. Investors should not make investment decisions accordingly. If investors make investment decisions accordingly and any losses are caused, the Company does not assume any liability. If, for the year of 2020, net profit, after deducting non-recurring gains and losses, attributable to shareholders of the parent company was flat with that for the year of 2019, and the minority gains and losses will be equal to those for the year of 2019 (This assumption analysis is only used to measure the impact of the dilution of spot returns of this issuance on the Company’s key financial indicators and does not constitute the Company’s earnings forecasts. Investors should not make investment decisions accordingly. If investors make investment decisions accordingly and any losses are caused, the Company does not assume any liability.);

5.

Without considering the cost of the issuance, it is assumed that in this non-public issuance, A shares and H shares to be issued will be RMB16.8 billion and HK$3.5 billion, equivalent to approximately RMB3.2 billion, in size4, totalling RMB20 billion;

6.

The impact on the production and operation, financial condition, including finance costs and investment income, and other aspects of the Company after the receipt of proceeds raised from the non-public issuance is not taken into account; The impact of cash dividend of the Company is not considered in this estimation.

4    HK$1.00 = RMB0.914

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

(II)	Impact on the Company’s Key Indicators

The impact of this non-public issuance of A Shares and H Shares on financial indicators is as follows:

		2020
Items	2019	Before this non-public issuance of A Shares and H Shares	After this non-public issuance of A Shares and H Shares
Total share capital (shares)	12,267,172,286	12,267,172,286	15,333,965,357
Net profit attributable to the owners of the parent company after deducting non-recurring gains and losses (RMB)	2,868,000,000.00	2,868,000,000.00	2,868,000,000.00
Net assets attributable to shareholders of the parent company at the beginning of the period (RMB)	65,003,000,000.00	67,871,000,000.00	67,871,000,000.00
Net assets attributable to shareholders of the parent company at the end of the period (RMB)	67,871,000,000.00	70,739,000,000.00	90,739,000,000.00
Basic earnings per share after deducting non-recurring gains and losses (RMB)	0.23	0.23	0.20
Diluted earnings per share after deducting non-recurring gains and losses (RMB)	0.23	0.23	0.20
Net assets per share (RMB)	5.53	5.77	5.92
The weighted average return on net assets after deducting non- recurring gains and losses (%)	4.32	4.14	3.40

Note:

The indicators in the form are calculated according to No. 9 Rules for the Disclosure and Report of the Information of Companies Publicly Issuance Securities – Calculation and Disclosure of Return on Net Assets and Earnings per Share (revised in 2010).

According to the above assumptions and estimates, after the completion of this issuance, it is expected that the Company’s basic earnings per share and the weighted average return on net assets for the year of 2020 will be decreased to a certain degree. After the completion of this non-public issuance, the Company’s asset-liability ratio will decline, which will be conducive to enhancing the Company’s ability to resist risks and stability of the Company’s financial structure.

- III-3 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

II.	THE RATIONALITY AND NECESSITY OF THIS NON-PUBLIC ISSUANCE

This non-public issuance of A shares is to raise funds for the introduction of 31 aircrafts and repayment of the Company’s borrowings. With the development of China’s economy has put forward higher requirements for the modern transportation industry, China’s aviation industry is facing greater opportunities for development. In recent years, the Company has been actively and stably expanding domestic and foreign aviation business, and gradually implementing its strategic planning. After the proceeds are raised, the Company will further expand the Company’s fleet size, strengthen the foundation of the Company’s main business development and ensure the sustainable development of the Company.

CSAH, the controlling shareholder of the Company, and its subsidiary Nan Lung Holding plan to subscribe for all of the Company’s A Shares and H Shares issued in this non-public issuance, reflecting the attitude of controlling shareholder to support the listed companies and its confidences in the future development of the Company. This will be conducive to safeguarding the interests of small and medium-sized shareholders and maximizing the interests of shareholders of the Company.

III.	A SPECIAL RISK WARNING OF DILUTION OF SHAREHOLDERS’ SPOT RETURNS BY THIS NON-PUBLIC ISSUANCE

In this non-public issuance, A shares’ total size will not exceed RMB16.8 billion (inclusive). Among them, CSAH will subscribe for all A shares to be issued in this non-public issuance in cash. The cash to be raised from this non-public issuance of A shares, after deducting the cost of issuance, will be used for the introduction of 31 aircrafts and repayment of the Company’s borrowings. Total funds to be raised from this non-public issuance of H shares will not exceed HK$3.5 billion (inclusive). The raised funds, after deducting the cost of issuance, will be used to supplement the general working capital of the Company.

After the funds raised from the non-public issuance of A shares and H shares are in place, the Company’s total share capital will increase. However, the release of profits earning from fund raising and investment projects and its promotion of the business development of the Company will need a certain time period to realise, so this non-public issuance may cause the Company’s earnings per share for the year when funds raised from this non-public issuance will be decreased slightly on a year-on-year basis. Investors shall make rational investments, and pay attention to investment risks.

At the same time, during the process of Company’s calculation of the impact of this non-public issuance on dilution of sport returns, the hypothesis analysis conducted of net profit for the years of 2019 and 2020, after deducting non-recurring gains and losses, attributable to shareholders of the parent company and specific measures developed for make up the returns to cope with the risk of dilution of the sport returns do not constitute the Company’s profit forecast. And such measures do not represent any guarantee of the Company’s future profit in any form. Please note that investors shall not make investment decisions accordingly.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

IV.

RELATIONS BETWEEN THIS FUND RAISING FOR INVESTMENT AND THE COMPANY’S EXISTING BUSINESS, AND THE CONDITIONS OF THE COMPANY’S RESERVES OF PERSONNEL, TECHNOLOGY, MARKETS INVOLVED IN FUND RAISING AND INVESTMENT PROJECTS AND MANY OTHER ASPECT

This issuance of A shares to raise funds for investment in the foregoing projects is a continuation of the Company’s existing main business. Such investment projects adapt to the Company’s production and operation, technical level and management ability.

As to the personnel, technology, market and other aspects involved in fundraising for investment in the foregoing projects, the Company’s reserve conditions are as follows:

(I)	Personnel Reserve

As of the end of 2018, the Company has 100,831 employees. From the a professional composition point of view, there were 9,698 pilots, 21,297 flight attendants (including part-time safety officer), 2,595 air security officers, 16,589 personnel in locomotive system, 2,546 personnel in navigation system, 9,108 personnel in passenger transport system, 6,370 personnel in cargo transport system, 10,963 personnel in ground service system, 1,855 personnel in information system, 2,376 personnel in financial unit and 17,434 personnel in other system. From the academic point of view, the Company has 4,061 graduates, 44,887 undergraduates, 32,248 personnel with three-year college education background, and 19,635 personnel with secondary vocational school education background and below. In the future, the Company will, based on market conditions, recruit from the campus and the society the outstanding personnel, for expanding the Company’s personnel strength.

To sum up, the Company has sufficient and reasonably structured personnel reserves to ensure the effective implementation of the foregoing projects.

(II)	Technical Reserves

In 2018, the Company was an airline company in China with the most transport aircrafts, the best safety records, the most developed route network, and the largest passenger traffic. In respect of the aircraft operational management, the Company realised the refinement operational management through implementation of measures such as optimising routes, facilitating real-time analysis of systems, self-developed weight and balance system, standardised management for aviation operations assignment, monitoring and supervision comprehensively to enhance our operation quality and reduce operational risks; In terms of maintenance management, the Company continued to strengthen its aviation safety, operations, project management and team construction in order to create the world’s first-class maintenance service brand. As of the end of 2018, the Company had more than 19,000 maintenance and engineering talents, and obtained civil aircraft maintenance licences in 24 countries and owned 24 maintenance station and 17 aircraft maintenance hangars, covering various levels of maintenance capabilities for all models of China Southern Airlines.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

To sum up, the Company has good technical reserves to ensure the effective implementation of the foregoing projects.

(III)	Market Reserves

In recent years, the overall demand for air transport in China has maintained a steady growth rate. According to the data released by Civil Aviation Authority of China, in 2018, the whole industry completed a total of 120.653 billion tons of transportation turnover, up 11.4% over the previous year; 612 million person-trips of passenger transport volume, up 10.9% over the previous year; and 7.3851 million tons of goods traffic volume, up 4.6% over the previous year; and realized 83.2% of passenger load factor. According to the 13th Five-year Plan for Civil Aviation jointly issued by the CAAC, the National Development and Reform Commission (NDRC) and the Ministry of Transport, the development goals for China’s total traffic volume and total passengers traffic volume are set to be 142.0 billion tonne-kilometers and 720 million respectively, representing average annual growth rates of 10.8% and 10.4%. The Company accelerates the strategic implementation of “Guangzhou- Beijing Dual Hub”, with its route network featuring Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East, Africa covered, in order to provide high quality and convenient air transport and extension services to passengers all over the world. The Company has been adhering to the market-oriented principle and the capital market as a link, with ongoing restructuring and integration of various resources, actively improving the market competition ability and vigorously expanding domestic and international business and the market share.

To sum up, the Company has good market reserves for the foregoing projects.

V.	MEASURES TO BE TAKEN TO COPE WITH DILUTION OF SPOT RETURN BY THIS ISSUANCE

(I)	The operating conditions and the development trends of Company’s existing business segments, the main risks faced and improvement measures

1.	The operating conditions and the development trends of Company’s existing business segments

As of 31 December 2018, the Company has operated 840 aircrafts including Boeing 787, 777, 747, 737, Airbus 380, 330, 320 series and many other types of passenger and cargo transport aircrafts. The Company continuously opened new flight routes and add new flights as needed for some flight routes and strengthened transfer function, forming its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East, Africa covered. In 2018, the Company handled nearly 140 million passengers, ranking first among domestic airlines for 40 consecutive years. It ranked first in Asia and third in the world both in terms of fleet size and passenger throughput. The Company has also recorded aviation safety year for 19 consecutive years, continuing to maintain the best safety record among China’s airlines. As of 31 December 2018, the Company had more than 3,000 flights to more than 40 countries and regions, and 224 destinations in more than 1,300 routes over the world every and each day, with seats put into the market up to 300 thousand in quantity.

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APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

2.	The main risks faced by the Company and the Countermeasures

(1)

Aviation fuel price fluctuation risk. The jet fuel cost is one of the most major expenditure for an airline company. The fuel price level will directly affect an airline’s production cost, thereby affecting the airline’s operation performance. Under the joint influence of the international economic situation, the geopolitics, unexpected events and many other factors, fuel price will keep fluctuating. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the operation and profit of the Company. In response to the above risks, the Company has adopted various oil saving measures to control the unit fuel cost and reduce the fuel consumption.

(2)

Safety risk. Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With large-scale aircraft fleet and more cross-location, overnight and international operations, the Company faces certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal operation of the Company and its reputation. In response to the above risks, the Company has built a relatively comprehensive safety management system, with a coverage of all aspects of production, operations and management. The Company considered the risk management as the core of its safety management system and actively prevents and controls such risks.

(3)

Competition risk. The aviation transportation industry is one of the most competitive industries. The Company’s route is mainly opened to the domestic market. It is also expanding the international market. With the gradual opening of domestic civil aviation market, the three major airlines, foreign airlines, and small and medium airlines face increasingly fierce competition in the scale, flights, prices, service and other aspects. The industrial competition pattern variables increase, posing a tougher challenge to the Company’s business model and management level. In response to the above risks, the Company will continue to enhance competitiveness, improve route network layout, enhance the level of management, increase the efficiency of resource allocation and quality of services.

- III-7 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

(II)	Specific measures to improve the Company’s daily operation efficiency, reduce the Company’s operating costs, and improve the Company’s operation performance

1.	Regulate the management of raised funds, and ensure the rational use of funds raised

In order to regulate the management and use of the raised funds, the Company has, according to the No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for management and use of Raised Funds of Listed Companies and many other laws and regulations, established Raised Funds Management System, to set out detailed provisions for deposit, management and use of the raised funds and any change in the raised funds for investment. At the same time, the Company will also establish a special account for funds to be raised from this non-public issuance, and sign a three-party regulatory agreement as to this fund raising with the opening bank and the sponsor, so that the raised funds will be under the common management by the sponsor, the opening bank and the Company to ensure the reasonable and compliant use of funds raised.

2.	Actively implement the foregoing projects to help the Company’s business grow bigger and stronger

The implementation of the foregoing projects will effectively reinforce the Company’s business development foundation, enhance the market competitiveness of the Company, and also give a powerful guarantee for the strategic development of the Company. Upon raised funds from this non-public issuance being in place, the management of the Company will accelerate the foregoing projects to strive to achieve the expected benefits early, thus reducing the risk of dilution of shareholders’ spot returns by this issuance.

3.	Fully grasp the opportunities in the aviation market to steadily enhance the performance of the Company

In the complex macro environment of the world economy, the global air transport demand continues to be relatively stable. The Company will maintain development strategy for making progress while ensuring stability as in the past, fully grasp the current market opportunities, steadily improve the Company’s operation efficiency and service quality, strengthen safety management, and continuously improve the comprehensive market competitiveness of the Company, thus steadily improving the performance of the Company and bring good returns for shareholders.

4.	Continue to improve the corporate governance structure to control management and operational risk

Since its listing, the Company, in accordance with the requirements of the Company Law, Securities Law, Governance Guidelines of Listed Company and other relevant laws, regulations and normative documents, continuously improves the corporate governance structure and strengthens internal control system to ensure that Board of Directors, Board of Supervisors and Management to effectively exercise their functions and powers, and strictly control management and operation risks while effectively make decisions, thus effectively protecting the interests of investors, especially the legitimate rights and interests of small and medium sized shareholders.

- III-8 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

At the same time, the Company reminds investors that the Company develops measures to make up the returns is not equal to a guarantee of the Company’s future profits; that investors shall not make investment decisions accordingly; and that the Company is not liable for any losses caused due to any investment decisions so made.

VI.

THE COMPANY’S CONTROLLING SHAREHOLDER, DIRECTORS AND SENIOR MANAGEMENT PERSONNEL MAKE UNDERTAKINGS TO RESPOND TO THIS NON- PUBLIC ISSUANCE, SO THAT MEASURES TO MAKE UP THE DILUTED SPOT RETURNS CAN BE ACTUALLY FULFILLED

In order to ensure that the Company’s measures for making up the diluted sport returns after the completion of this issuance can be effectively fulfilled, the directors and senior management personnel of the Company make the following commitments in accordance with the relevant provisions of CSRC:

“1.	I undertake not to send benefits to other units or individuals without gratuitous or unfair conditions, nor in any other way to damage the interests of the Company;

2.	I undertake to restrict my own position consumption behaviors;

3.	I undertake not to use the Company’s assets to engage in investment or consumption activities that are unrelated to my duties;

4.	I undertake that the remuneration system established by the Board of Directors or the Remuneration Committee is linked to the implementation of the Company’s measures to make up the returns;

5.	I undertake that the conditions of exercise of the Company’s equity incentive (if any) to be announced will be linked to the implementation of the Company’s measures to make up the returns;

6.

If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of this non-public issuance of A shares and H shares, CSRC releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the above undertakings cannot meet the requirements of CSRC, I undertake that I will, in accordance with the latest requirements of CSRC, make additional and supplementary undertakings then.

- III-9 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUE OF SHARES

7.

I undertake to actually fulfill the Company’s any relevant measures to make up the returns and any undertakings I have made related to such measures. If I violate such undertakings and cause any losses to the Company or investors, I am willing to bear the liability for giving compensations to the Company or investors in accordance with the laws.

At the same time, the controlling shareholder of the Company, in accordance with the relevant provisions of CSRC, makes the following undertakings to ensure the Company’s measures to make up the returns can be effectively fulfilled:

“1.

CSAH will strictly comply with laws and regulations and the relevant regulatory rules of CSRC and Shanghai Stock Exchange and will not exceed its authority to interfere in the Company’s operation and management activities, nor encroach on the interests of the Company;

2.

If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of this non-public issuance, CSRC releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the above undertakings cannot meet the requirements of CSRC, CSAH undertakes that it will, in accordance with the latest requirements of CSRC, make additional and complementary undertakings then

3.

CSAH undertakes to actually fulfill the Company’s any relevant measures to make up the returns and any undertakings it has made related to such measures. If it violates such undertakings and causes any losses to the Company or investors, it is willing to bear the liability for giving compensations to the Company or investors in accordance with the laws.

As one of the main related responsible bodies of measures to make up returns, if CSAH is or will be in violation of, or refuses or will refuse to fulfill, the above undertakings, CSAH agrees hereby CSRC, Shanghai Stock Exchange and other securities regulatory authorities to, in accordance with the relevant provisions and rules enacted or released by them, impose any relevant punishments or take regulatory measures.”

(This page does not have body text and is the stamp page of “Statement on Risk Warnings on Dilution of Current Returns and Remedial Measures of the Non-Public Issue of Shares of China Southern Airlines Company Limited”)

China Southern Airlines Company Limited

30 October 2019

- III-10 -

APPENDIX IV	THE PLAN OF SHAREHOLDERS’ RETURN (2020-2022)

THE PLAN OF SHAREHOLDERS’ RETURN (2020-2022)

Pursuant to the requirements of the Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies (Zheng Jian Fa [2012] No.37), the Listed Companies Regulatory Guidance No. 3 – Cash Dividends Distribution of Listed Companies (Zheng Jian Hui Gong Gao [2013] No.43) issued by China Securities Regulatory Commission, the Guidelines on Distribution of Cash Dividends by Listed Companies (Shang Zheng Gong Zi (2013) No.1) issued by the Shanghai Stock Exchange, and the Notice Regarding Further Implementation of Rules Relating to Cash Dividends Distribution of Listed Companies (Guang Dong Zheng Jian [2012] No.91), in order to further implement the policy regarding dividend distribution, regulate the Company’s distribution of cash dividends, increase the transparency in the distribution of cash dividends, protect investors’ lawful rights, the board of directors (hereinafter referred to as the “Board”) of China Southern Airlines Company Limited (hereinafter referred to as the “Company”) has formulated the Dividend Distribution Plan for Shareholders of China Southern Airlines Company Limited (2020-2022) (hereinafter referred to as the “Plan”), which has been considered and approved by the 10th meeting of the 8th session of the Board of the Company and is subject to the consideration at the general meeting of the Company and the salient contents are as follows:

I.	FACTORS CONSIDERED IN THE FORMULATION OF THE PLAN

The Company is committed to its strategic goals and future sustainable development. On the basis of a comprehensive analysis of factors including but not limited to the Company’s actual situation, business development targets, Shareholders’ requests and intention, costs of social capital, the cash flow of the Company, the Company fully considered its present and future scale of profits, stage of development and financing environment, in order to establish sustainable, stable and scientific return plan and mechanism for its investors, as well as make systematic arrangement for the profit distribution to ensure the continuity and stability of its profit distribution policies.

II.	PRINCIPLES FOR FORMULATION OF THE PLAN

1.

The Dividend Distribution Plan for Shareholders of the Company shall be formulated with due regard to the opinions of the shareholders (particularly minority investors), the independent directors and the supervisors;

2.	The Dividend Distribution Plan for Shareholders of the Company shall be strictly in accordance with the profit distribution policy as specified in the Articles of Association.

3.

The formulation of the Dividend Distribution Plan for Shareholders of the Company shall give full consideration to the investors’ return, reasonably balance and deal with the relationship between the Company’s own stable development and return to the shareholders, and implement scientific, sustainable and stable profit distribution policy.

APPENDIX IV	THE PLAN OF SHAREHOLDERS’ RETURN (2020-2022)

III.	THE DIVIDEND DISTRIBUTION PLAN FOR SHAREHOLDERS OF THE COMPANY IN THE UPCOMING THREE YEARS (2020-2022)

1.	Profit distribution forms: The Company may distribute dividends in cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

2.	Conditions and proportion of distribution of cash dividends:

Provided that the Company records a profit for the year and there is distributable profit, and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend in cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend in cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

3.

Differential cash dividend policy: The Board shall take into account the industry nature where the Company operates, its development stage, operation model and level of profitability as well as whether it has material capital expenditure arrangement and propose a differential cash dividend policy according to the procedure as stipulated in the Articles of Association based on the following circumstances:

(1)

Where the Company is developing at a mature stage and there is no material capital expenditure arrangement, the minimum proportion of cash dividends to such profit distribution shall reach 80% in making profit distribution;

(2)

Where the Company is developing at a mature stage and there are material capital expenditure arrangements, the minimum proportion of cash dividends to such profit distribution shall reach 40% in making profit distribution;

(3)

Where the Company is developing at a growing stage and there are material capital expenditure arrangements, the minimum proportion of cash dividends to such profit distribution shall reach 20% in making profit distribution;

APPENDIX IV	THE PLAN OF SHAREHOLDERS’ RETURN (2020-2022)

The Board shall determine the Company’s stage of development for the purpose of dividends distribution with reference to the actual situation. Where the Company’s stage of development is difficult to ascertain but an arrangement for material capital expenditure exists, the profit distribution shall be handled pursuant to the aforesaid rules.

4.

Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

5.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent cash distribution, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend in cash for the same year, and that year is not counted in the three years as stated above in this article.

IV.	FORMULATION CYCLE AND RELEVANT DECISION-MAKING MECHANISM OF THE PLAN

1.

The Dividend Distribution Plan for Shareholders shall be reviewed at least once every three years. The plan for a particular period of time shall be devised based on the operating conditions and opinions of the shareholders (particularly minority shareholders) of the Company.

2.

The Dividend Distribution Plan for Shareholders of the Company shall be formulated by the Board with due regard to the Company’s profit scale, cash flow, development stage and current capital requirements as well as the opinions of the shareholders (particularly minority shareholders), and considered by the Board before submission to a general meeting for approval.

3.	The Board’s activities and decision-making procedures of dividend policy implementation shall be supervised by the Supervisory Committee.

V.	ADJUSTMENT TO THE DIVIDEND DISTRIBUTION PLAN FOR SHAREHOLDERS

During the Plan period, if the Company has to adjust the 3-year plan due to significant changes to the external operation environment or its own operations, the Company shall fulfill the corresponding decision- making procedures and the Board shall, upon detailed demonstration and investigation, fully take the opinions of the independent directors into account, and the independent directors shall perform due diligence by expressing opinions. Proposed amendments shall be submitted at the General Meeting to the Board and shareholders present at the General Meeting for consideration, and representing more than two thirds of voting rights under the conditions set out in the Articles of Association.

APPENDIX IV	THE PLAN OF SHAREHOLDERS’ RETURN (2020-2022)

VI.	DISCLOSURE OF EXECUTION OF PROFIT DISTRIBUTION PLAN AND CASH DIVIDENDS POLICY

The Company shall disclose in detail its formulation and implementation of cash dividends policy in its annual report; should there be any adjustment or change to the cash dividends policy, detailed descriptions shall be provided on the regulatory compliance and transparency regarding the conditions and procedures for such adjustment or change. If the Company records a profit for the year and there is distributable profit but no cash dividends plan has been proposed, the Company shall, in its annual report, describe in detail the reason for not proposing a cash dividends, as well as the purpose and usage plan for cash retained in the Company that is not distributed as cash dividends, and independent directors shall express opinions.

VII.	SUPPLEMENTARY PROVISIONS

In case of any matter that has not been covered in this Plan, the laws, regulations, normative documents and the Articles of Association shall apply. This Plan shall be interpreted by the Board of the Company and shall take effect from the date on which it is considered and approved at the general meeting of the Company.

China Southern Airlines Company Limited

30 October 2019

APPENDIX V	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

APPENDIX V	GENERAL INFORMATION

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Capacity	Type of Share	Number of Shares held		% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAH (Note 1)	Beneficial owner	A Share	4,528,431,323	(L)	52.65%	—	36.92%
	Interest in controlled corporation	H Share	1,671,287,925	(L)	—	45.58%	13.62%
		Total	6,199,719,248	(L)	—	—	50.54%
Nan Lung Holding Limited (“Nan Lung”) (Note 1)	Beneficial Owner Interest in controlled corporation	H Share	1,671,287,925	(L)	—	45.58%	13.62%
American Airlines Group Inc. (Note 2)	Interest in controlled corporation	H Share	270,606,272	(L)	—	7.38%	2.21%
Qatar Airways Group Q.C.S.C	Beneficial owner	A Share	430,036,166	(L)	5.00%	—	3.51%
	Beneficial owner	H Share	183,324,000	(L)	—	5.00%	1.49%

		Total	613,360,166	(L)	—	—	5.00%

Notes:

1.

CSAH was deemed to be interested in an aggregate of 1,671,287,925 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.85% of its then total issued H Shares) and 1,640,137,925 H Shares were directly held by Nan Lung (representing approximately 44.73% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

2.	American Airlines Group Inc. is deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.

3.	The percentage was calculated according to the relevant total issued A Shares, total issued H Shares and the total issued share capital of the Company as at the Latest Practicable Date.

4.	As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Ma Xu Lun and Mr. Han Wen Sheng were also senior management of CSAH.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

APPENDIX V	GENERAL INFORMATION

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)

None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2018, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)

None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2018, the date to which the latest published audited consolidated accounts of the Group were made up.

8.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 46, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

APPENDIX V	GENERAL INFORMATION

(b)

The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

9.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualifications
TUS Corporate Finance Limited	a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, TUS Corporate Finance Limited had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, TUS Corporate Finance Limited were not interested, directly or indirectly, in any assets which had since 31 December 2018 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

TUS Corporate Finance Limited have given and have not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter/report on the same date and references to its name in the form and context in which it appears.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Share Subscription Agreements, the letter from the Independent Financial Adviser and its consent letter are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 26 November 2019.

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code : 1055)

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES

NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES

Reference is made to the notice of the 2019 second extraordinary general meeting of China Southern Airlines Company Limited (the “Company”) dated 26 October 2019, which contains the resolutions to be considered by the shareholders of the Company at the extraordinary general meeting (the “EGM”) to be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC on Friday, 27 December 2019 at 9:00 a.m.

Additional proposals have been proposed by the board of directors of the Company (the “Board”) to be submitted to the EGM for approval by the shareholders of the Company. According to the relevant requirements of laws, regulations and the Articles of Association, the Board consented to submit the additional proposal to EGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held at 9:00 a.m. on 27 December 2019, as originally scheduled, and will consider and, if thought fit, approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 12 November 2019 (the “Circular”).

NOTICE IS HEREBY ALSO GIVEN that the following meetings of the Company will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC on Friday, 27 December 2019:

(1)	the class meeting for holders of A shares (“A Shares”) of the Company will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(2)	the class meeting for holders of H Shares (“H Shares”) of the Company will be held immediately after the conclusion of the class meeting for holders of A Shares or any adjournment thereof.

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SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

These meetings are to be held for the following purposes:

EGM

AS ORDINARY RESOLUTIONS

In addition to the resolutions set out in the Notice of EGM issued on 26 October 2019, to consider and, if thought fit, approve the following resolutions as ordinary resolutions:

3.	The resolution regarding the satisfaction of the conditions of the non-public issue of A Shares by the Company.

4.	The resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company.

5.

The resolution regarding the impacts of dilution of current returns of the non-public issue of Shares and the remedial returns measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures.

6.	The resolution regarding the Plan of Shareholders’ Return of China Southern Airlines Company Limited (2020-2022).

7.	The resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, to approve the following resolutions as special resolutions:

8.0	The resolution regarding the proposal of the non-public issue of A Shares of the Company:

8.1	Types of Shares to be issued and the par value

The shares to be issued under this non-public issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

8.2	Issue method and period

The A Shares will be issued by way of non-public issue to the targeted subscriber. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

8.3	Targeted subscriber and subscription method

The targeted subscriber of this non-public issue of A Shares is China Southern Air Holding Limited Company (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. CSAH will make a full one-time subscription by cash.

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SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

8.4	Issue price

The price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of the 90.00% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the 20 trading days preceding the price benchmark date for the new A Shares which led to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date for the new A Shares to the date of issuance. The mentioned net asset value per Share will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

8.5	Number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares), and the total issue size is up to RMB16,800.00 million (including RMB16,800.00 million). The final number of shares to be issued will be counted to single digit (rounded down to the nearest whole number).

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted based on the Company’s total share capital after ex-right events in case of ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance.

8.6	Lock-up period

The shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of this non-public issue of A Shares.

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SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

8.7	Proceeds raised and the use of proceeds

The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB16,800.00 million (including RMB16,800.00 million).

The proceeds raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) will be invested into the following projects:

Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount	Proceeds to be Invested not Exceeding
1	Procurement of 31 aircraft	4,025,487.00	1,330,000.00
2	Repayment of the Company’s borrowings	448,123.00	350,000.00
Total		4,473,610.00	1,680,000.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received in accordance with the procedures prescribed by the relevant regulations.

8.8	Place of listing

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

8.9	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, after the completion of the non-public issue of A Shares.

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SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

8.10	Validity period of this resolution regarding the non-public issuance of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

9.0	The resolution regarding the proposal of the non-public issue of H Shares of the Company:

9.1	Types of Shares to be issued and the par value

The shares to be issued under this non-public issuance are overseas listed ordinary shares (H Shares) with par value of RMB1.00 each.

9.2	Issue method and period

The H Shares will be issued by way of non-public issue to a targeted subscriber at appropriate time within the valid period as approved by CSRC.

9.3	Targeted subscriber and subscription method

Targeted subscriber: Nan Lung Holding Limited (hereinafter referred to as “Nan Lung”).

Subscription method: the target subscriber will make a full one-time subscription by cash.

9.4	Issue price

The issue price of this non-public issue of H Shares shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of the average trading price of the H Shares in the 20 trading days immediately prior to the first day of the issuance period of the new H Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Price Benchmark Date for the new H Shares. In addition, the H Share Subscription Price shall not be lower than a price determined as the higher of the closing price of the H Shares on the date of the H Share Issuance being approved by the Board, and the average closing price of the H Shares in the 5 trading days immediately prior to the date of such Board’s approval. The average trading price of the H Shares in the 20 trading days preceding the first day of the issuance period of the H Shares = the total trading amount of H Shares traded in the 20 trading days preceding the first day of the issuance period of the H Shares/the total volume of H Shares traded in the 20 trading days preceding the first day of the issuance period of the H Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period of the 20 trading days preceding the first day of the issuance period of the new H Shares leading to an adjustment of the trading price of the H Shares, the trading prices of the H Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The mentioned net asset value per Share will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares.

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SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

9.5	Issue size and number of shares to be issued

Issue size: the total gross proceeds to be raised from this non-public issue of H Shares shall be not more than HK$3,500.00 million (including HK$3,500.00 million).

The number of shares to be issued: the number of H Shares to be issued under this non- public issue of H Shares shall be not more than 613,358,614 new H Shares (including 613,358,614 H Shares).

9.6	Lock-up period

Nan Lung shall not list or trade on any stock exchange, or transfer the H Shares to be obtained under the non-public issue of H Shares within 36 months from the completion date of the non-public issue of H Shares except for the transfer of the H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period described immediately above until expiry of such lock-up period. If the respective requirements of the CSRC and the stock market where the Company is listed regarding the lock-up period are different from the terms of the H Shares Subscription Agreement, Nan Lung should comply with the respective requirements of the CSRC and the stock market where the Company is listed. Nan Lung shall issue relevant lock-up undertaking in relation to the shares to be subscribed under this non-public issue of H Shares according to the PRC laws, regulations, relevant requirements of the stock market where the Company is listed and the requirement of the Company. Nan Lung can create a charge or any other security interests over all or part of the H Shares to be obtained under this non-public issue of H Shares during the lock-up period, but the formalities for registration of transferring such shares due to the creation of such charge or security interests is still subject to the lock-up period in case of transfer of the mentioned new H Shares necessitated by the creation of such charge or security interests.

9.7	Use of proceeds

The proceeds from the non-public issue of H Shares, after deduction of relevant expenses, will be utilised to supplement the general operating capital of the Company.

- EGM-6 -

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

9.8	Listing arrangement

The Company will make the applications to The Stock Exchange of Hong Kong Limited (hereinafter referred to as “Stock Exchange”) for the listing of, and permission to deal in, the H Shares to be issued under this non-public issue. H Shares issued under this non-public issue can be traded on the Stock Exchange after the expiry of the lock-up period.

9.9	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of H Shares

The Company’s undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, after the completion of the non-public issue of H Shares.

9.10	Validity period of this resolution regarding the non-public issue of H Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of H Shares at the EGM.

10.	The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

11.	The resolution regarding the connected transactions involved in the non-public issue of A Shares.

12.	The resolution regarding the connected transactions involved in the non-public issue of H Shares.

13.

The resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

14.

The resolution regarding the conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

15.	The resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.

16.

The resolution regarding the Board or the authorised person(s) thereof is hereby authorised by the general meeting with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.

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SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

MEETING FOR HOLDERS OF A SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.0	The resolution regarding the proposal of the non-public issue of A Shares of the Company:

1.1	Types of Shares to be issued and the par value

The shares to be issued under this non-public issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

1.2	Issue method and period

The A Shares will be issued by way of non-public issue to the targeted subscriber. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

1.3	Targeted subscriber and subscription method

The targeted subscriber of this non-public issue of A Shares is China Southern Air Holding Limited Company (hereinafter referred to as “CSAH”). CSAH will make a full one-time subscription by cash.

1.4	Issue price

The price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of the 90.00% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the 20 trading days preceding the price benchmark date for the new A Shares which led to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date for the new A Shares to the date of issuance. The mentioned net asset value per Share will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

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SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

1.5	Number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares), and the total issue size is up to RMB16,800.00 million (including RMB16,800.00 million). The final number of shares to be issued will be counted to single digit (rounded down to the nearest whole number).

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted based on the Company’s total share capital after ex-right events in case of ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance.

1.6	Lock-up period

The shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of this non-public issue of A Shares.

1.7	Proceeds raised and the use of proceeds

The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB16,800.00 million (including RMB16,800.00 million).

The proceeds raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) will be invested into the following projects:

Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount	Proceeds to be Invested not Exceeding
1	Procurement of 31 aircraft	4,025,487.00	1,330,000.00
2	Repayment of the Company’s borrowings	448,123.00	350,000.00
Total		4,473,610.00	1,680,000.00

- EGM-9 -

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received in accordance with the procedures prescribed by the relevant regulations.

1.8	Place of listing

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

1.9	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, after the completion of the non-public issue of A Shares.

1.10	Validity period of this resolution regarding the non-public issuance of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

2.	The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

3.	The resolution regarding the connected transactions involved in the non-public issue of A Shares.

4.

The resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

- EGM-10 -

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

MEETING FOR HOLDERS OF H SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.0	The resolution regarding the proposal of the non-public issue of A Shares of the Company:

1.1	Types of Shares to be issued and the par value

The shares to be issued under this non-public issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

1.2	Issue method and period

The A Shares will be issued by way of non-public issue to the targeted subscriber. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

1.3	Targeted subscriber and subscription method

The targeted subscriber of this non-public issue of A Shares is China Southern Air Holding Limited Company (hereinafter referred to as “CSAH”). CSAH will make a full one-time subscription by cash.

1.4	Issue price

The price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of the 90.00% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the 20 trading days preceding the price benchmark date for the new A Shares which led to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date for the new A Shares to the date of issuance. The mentioned net asset value per Share will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

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SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

1.5	Number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares), and the total issue size is up to RMB16,800.00 million (including RMB16,800.00 million). The final number of shares to be issued will be counted to single digit (rounded down to the nearest whole number).

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted based on the Company’s total share capital after ex-right events in case of ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance.

1.6	Lock-up period

The shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of this non-public issue of A Shares.

1.7	Proceeds raised and the use of proceeds

The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB16,800.00 million (including RMB16,800.00 million).

The proceeds raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) will be invested into the following projects:

Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount	Proceeds to be Invested not Exceeding
1	Procurement of 31 aircraft	4,025,487.00	1,330,000.00
2	Repayment of the Company’s borrowings	448,123.00	350,000.00
Total		4,473,610.00	1,680,000.00

- EGM-12 -

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received in accordance with the procedures prescribed by the relevant regulations.

1.8	Place of listing

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

1.9	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, after the completion of the non-public issue of A Shares.

1.10	Validity period of this resolution regarding the non-public issuance of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

2.	The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

3.	The resolution regarding the connected transactions involved in the non-public issue of A Shares.

4.

The resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and specific entity.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

12 November 2019

- EGM-13 -

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

As at the date of this notice, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	General

a.

Save for the inclusion of the newly proposed resolutions, there are no other changes to the resolutions set out in the notice of EGM dated 26 October 2019. Please refer to the notice of EGM for the other resolutions to be passed at the EGM and other relevant matter.

2.	Persons who are entitled to attend the EGM and the Class Meetings

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, on Thursday, 28 November 2019 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM and the Class Meetings after completion of the required registration procedures in accordance with Note 3 “Registration procedures for attending the EGM and the Class Meetings”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

3.	Registration procedures for attending the EGM and the Class Meetings

a.

Eligible Shareholders who intend to attend the EGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before Friday, 6 December 2019, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM and the Class Meetings as Attachment A.

b.

When attending the EGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Wednesday, 27 November 2019.

d.	28 November 2019 to 27 December 2019 (both days inclusive), during which period no transfer of H Shares will be registered.

4.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a Shareholder. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Proxies of a holder of H Shares who has appointed more than one proxy may only vote on a poll. Each holder of A Shares who is entitled to attend and vote at the class meeting for the A Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Proxies of a holder of A Shares who has appointed more than one proxy may only vote on a poll.

- EGM-14 -

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

b.

Since the proxy form sent together with the circular dated 26 October 2019 (the “First EGM Proxy Form”) does not contain the proposed additional resolutions as set out in this supplemental notice of EGM and notices of Class Meetings, a new proxy form for the EGM (the “Second EGM Proxy Form”) has been prepared and is enclosed with this supplemental notice of EGM and notices of Class Meetings.

c.

The Second EGM Proxy Form for use at the EGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the EGM, you are requested to complete and return the enclosed Second EGM Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be).

d.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM and the Class Meetings, respectively, which is attached to the supplemental notice of EGM and the notices of the Class Meetings as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

e.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM and the Class Meetings. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and/or the Class Meetings, must be lodged with Hong Kong Registrars Limited within the same period of time.

f.

An Eligible Shareholder or his/her attorney who has not yet lodged the First EGM Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second EGM Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First EGM Proxy Form should not be lodged with the Company’s H Share registrar.

g.	An Eligible Shareholder or his/her attorney who has already lodged the First EGM Proxy Form with the Company’s H Share registrar should note that:

(i)

If no Second EGM Proxy Form is lodged with the Company’s H Share registrar, the First EGM Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Eligible Shareholder or his/her attorney will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM dated 26 October 2019 and the First EGM Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

(ii)

If the Second EGM Proxy Form is lodged with the Company’s H Share registrar at or before 9:00 a.m. on Thursday, 26 December 2019, the Second EGM Proxy Form will revoke and supersede the First EGM Proxy Form previously lodged by him or her. The Second EGM Proxy Form will be treated as a valid proxy form lodged by the Eligible Shareholder or his/her attorney if correctly completed.

- EGM-15 -

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING AND

NOTICES OF CLASS MEETINGS

(iii)

If the Second EGM Proxy Form is lodged with the Company’s H share registrar after 9:00 a.m. on Thursday, 26 December 2019, the Second EGM Proxy Form will be invalid. It will not revoke the First EGM Proxy Form previously lodged by the Eligible Shareholder or his/her attorney. The First EGM Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Eligible Shareholder or his/her attorney will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM dated 26 October 2019 and the First EGM Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

h.

Eligible Shareholders are reminded that completion and delivery of the First EGM Proxy Form and/or the Second EGM Proxy Form will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

5.	Miscellaneous

a.	The EGM and the Class Meetings are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Air Building, 68 Qixin Road, Baiyun District,

Guangzhou, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8611 2480/(+86) 20-8611 4989

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Xiao and Mr. Deng

c.

Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM and the Class Meetings shall be voted by poll.

d.

(i) China Southern Air Holding Limited Company, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates are required to abstain from voting on the abovementioned special resolutions No. 8 to 14 and No. 16 at the EGM; (ii) China Southern Air Holding Limited Company and its associates are required to abstain from voting on the abovementioned special resolutions No. 1 to 4 at the class meeting for holders of A Shares and (iii) Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited, and their associates are required to abstain from voting on the abovementioned special resolutions No. 1 to 4 at the class meeting for holders of H Shares.

- EGM-16 -